As filed with the Securities and Exchange Commission on April 12, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CAPTIVA SOFTWARE CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	77-0104275
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification no.)

10145 Pacific Heights Boulevard

San Diego, CA 92121

(858) 320-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Reynolds C. Bish

President and Chief Executive Officer

Captiva Software Corporation

10145 Pacific Heights Boulevard

San Diego, CA 92121

(858) 320-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lance W. Bridges, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121-1909 (858) 550-6000	Laird H. Simons III, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 335-7233

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share (2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)

Common stock, par value $0.01 per share	2,875,000	$14.14	$40,652,500	$5,151

(1)	Includes 375,000 shares subject to the underwriters’ over-allotment option.
(2)	Estimated in accordance with Rule 457(c) of the Securities Act of 1933, as amended, solely for the purpose of computing the amount of the registration fee. Based on $14.14, the average of the high and low sales prices of the Registrant’s common stock quoted on the Nasdaq National Market on April 5, 2004.
(3)	Calculated by multiplying the proposed maximum aggregate offering price by 0.0001267.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our Registration Statement effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 12, 2004

PROSPECTUS

2,500,000 Shares

Common Stock

Captiva Software Corporation is offering 2,500,000 shares of its common stock, par value $0.01 per share.

Our common stock is quoted on the Nasdaq National Market under the symbol “CPTV.” The last reported sale price of our common stock as reported on the Nasdaq National Market on April 8, 2004 was $15.30 per share.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 5 of this prospectus.

PRICE $                 PER SHARE

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Captiva Software Corporation	$	$

The underwriters may also purchase up to an additional 375,000 shares from Captiva Software Corporation at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery in New York, New York on or about             , 2004.

RBC CAPITAL MARKETS

NEEDHAM & COMPANY, INC.

CRAIG-HALLUM CAPITAL GROUP LLC

                , 2004.

PAPER
FAX
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Captiva's
Input Management
Solutions
CAPTURE
CLASSIFY
EXTRACT
PERFECT
DELIVER
Enterprise Applications

Captiva provides input management solutions designed to manage business critical information from paper, faxed and electronic forms, documents and transactions into enterprise applications. These solutions automate collecting and perfecting data, content and images before they enter an information system.

Reference to “we,” “us,” “our,” “our company” and “Captiva” refers to Captiva Software Corporation and its subsidiaries, unless the context requires otherwise. Captiva owns and uses the trademarks AdvantEDGE, Claims Editor, CodeLink, Digital Mailroom, FirstPass, InputAccel Express, InputAccel for Invoices, QuickScan and QuickScan Pro, and the registered trademarks ClaimPack, FormWare, InputAccel, ISIS and Pixtools.

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option to purchase up to 375,000 shares of common stock granted by us to the underwriters for the sole purpose of this offering. See the section entitled “Underwriting” below.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover page of this prospectus and that the information incorporated in this prospectus by reference is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information you should consider before investing in our common stock. Therefore, you should read carefully and consider this entire prospectus, including the “Risk Factors” section, our consolidated financial statements and the related notes and the information we incorporate by reference, before investing in our common stock.

Captiva Software Corporation

Our Business

We are a leading provider of input management solutions designed to manage business-critical information from paper, faxed and electronic forms, documents and transactions into the enterprise. Our solutions automate the processing of billions of forms, documents and transactions annually, converting their content into information that is usable in database, document, content and other information management systems. We believe that our products and services enable organizations to reduce operating costs, obtain higher information accuracy rates and speed processing times. Our solutions serve thousands of users in insurance, financial services, banking, government, business process outsourcing (BPO), technology and other markets. Enterprises that have purchased our products and services include GEICO, American Express, Citicorp, the U.S. Patent and Trademark Office, EDS, IBM and Home Depot.

Market Opportunity

Enormous quantities of printed and electronic information flow into businesses, government agencies and other organizations on a daily basis. Most of this information comes from customers, suppliers, employees and other third parties conducting transactions or corresponding with the organization through the use of paper and electronic forms and documents such as letters, resumes, new account enrollments, credit applications, tax returns, invoices, legal briefs and regulatory filings.

Pertinent information from these forms and documents must be captured, classified, extracted, perfected and delivered to an organization’s information management systems as cost-effectively, accurately and quickly as possible. Processing delays, incorrect or invalid data and inefficient methods can adversely impact an organization’s revenues, operating expenses and interactions with customers, suppliers and employees. Strategy Partners and Harvey Spencer Associates, consultancy firms specializing in enterprise content management (ECM), have forecast that the worldwide market for input capture software will exceed $890 million in 2004.

Our Solutions

Our products and services, which we refer to together as our “solutions,” allow our customers to realize the following benefits:

•	An Input Management Process That is Cost-effective, Accurate and Timely. By automating previously manual processes, our solutions enable our customers to capture information from multiple sources in a more cost-effective, accurate and timely manner than otherwise possible. We believe our customers achieve lower operating costs, higher information accuracy rates and faster processing times.

•	Rapid Implementation Timeframes. Our products utilize graphically oriented, easy to use, development modules that enable rapid application development, testing and deployment. We also offer professional services to assist customers with these tasks or to perform them entirely on their behalf. Our solutions allow our customers to reduce implementation costs and shorten implementation timeframes.

•	A Highly Flexible, Open and Scalable System. Our products provide a modular platform using an open architecture that is scalable from a single personal computer to large, multi-user networks processing from several hundred to hundreds of thousands of forms and documents per day. This allows our customers to configure systems and supplement our solutions with third-party software and hardware in order to meet unique requirements and expand systems easily should the need arise.

•	Ease in Extracting and Exporting Information. Our solutions are able to extract and improve the accuracy of information and export information in multiple formats to almost any information management system. These capabilities allow our customers to deploy and benefit from a single, fully integrated input management platform.

•	The Application of Uniform Business Rules to All Sources of Information. Our solutions are able to consistently apply a configurable set of business rules to all forms and documents entering the organization throughout the input management process, regardless of their origin or format. This allows organizations to make a one-time investment in developing, testing and deploying these rules, and it allows the forms and documents to be automatically verified and properly routed.

Growth Strategy

Our objective is to extend our position as a leading provider of input management solutions. Key elements of this strategy include:

•	Leverage Our Existing Customer Base. We believe significant opportunities exist to expand the use of our solutions in our existing customer base. Our customers generally start by deploying our solutions on a departmental basis or for limited form or document types. Satisfaction with these initial deployments can lead to a broader or enterprise-wide adoption of our solutions.

•	Broaden Our Sales Channels and Expand Our Markets. We believe there are significant opportunities to increase sales of our solutions through resellers, system integrators and distributors. In addition, we intend to expand into lower volume segments by repackaging and repricing our solutions for these segments.

•	Expand Our International Presence. We believe there are significant opportunities to increase sales of our solutions in international markets. We believe the size and presence of our subsidiaries in the United Kingdom, Germany and Australia will improve our competitiveness in those countries.

•	Broaden Our Product Offerings. We intend to continue to develop and introduce new solutions that utilize our proven technologies and allow us to enter new markets. We believe that we can extend our position and increase our average selling price by offering a variety of software, services and hardware, including digital scanners and other third-party products, as part of the solutions we provide.

•	Pursue Strategic Acquisitions. We believe acquisitions of complementary technologies may allow us to expand our product offerings, augment our distribution channels, expand our market opportunities or broaden our customer base.

Our principal executive offices are located at 10145 Pacific Heights Boulevard, San Diego, California 92121, our telephone number is (858) 320-1000 and our Internet website address is www.captivasoftware.com. The information on our website and other information that can be accessed through our website are not part of this prospectus. We were incorporated in January 1986 and were reincorporated in Delaware in September 1993.

Recent Developments

On February 1, 2004, we completed the acquisition of all of the issued and outstanding capital stock of ADP Context, Inc. (Context) for approximately $5.2 million of cash derived from our existing cash and cash equivalents. We acquired Context to expand our presence and application expertise in the payor side of the healthcare market and to extend our reach into the provider side of this market. We are not planning to make significant changes to Context’s cost structure, and we expect both our consolidated revenues and expenses to increase in the future as a result of this acquisition.

The Offering

Common stock offered by Captiva	2,500,000 shares

Common stock to be outstanding after this offering	13,801,989 shares

Use of proceeds

We intend to use the net proceeds of this offering for working capital and general corporate purposes. We may also use a portion of the proceeds for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific material acquisition or investment.

Nasdaq National Market symbol	“CPTV”

The number of shares of our common stock to be outstanding after this offering is based on 11,301,989 shares outstanding as of March 31, 2004. The number of outstanding shares does not include an aggregate of 4,117,383 shares of our common stock reserved for issuance under our equity incentive and stock purchase plans, of which 3,291,674 shares were subject to outstanding stock options as of March 31, 2004, at a weighted average exercise price of $4.47 per share.

About This Prospectus

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Before you decide to invest in our common stock, you should carefully consider the specific risks contained in the section entitled “Risk Factors” beginning on page 5, together with all of the other information contained in this prospectus or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

Summary Quarterly Consolidated Financial Data

In the tables below, we provide you with unaudited summary quarterly financial data. We have prepared this information using our consolidated quarterly financial statements. When you read this data, it is important that you also read the historical consolidated financial statements and related notes as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

	Quarter Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003	March 31, 2004
	(unaudited, in thousands, except per share data)
Consolidated Quarterly Statement of Operations Data:
Net revenues	$12,604	$13,882	$14,517	$16,142
Gross profit	8,049	8,570	9,286	10,609
Income from operations	144	488	1,212	1,831
Net income	82	301	706	1,498
Basic net income per share (1)	$0.01	$0.03	$0.07	$0.14
Diluted net income per share (1)	$0.01	$0.03	$0.06	$0.12
Shares used in basic per share calculations	8,860	9,011	9,607	10,440
Shares used in diluted per share calculations	9,336	10,347	11,516	12,613

(1)	See note 1 of notes to consolidated financial statements for a description of the computation of basic and diluted net income per share.

	December 31, 2003
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,038	$48,601
Working capital (1)	12,018	44,581
Total assets	43,254	75,817
Total stockholders’ equity	24,386	56,949

The “as adjusted” consolidated balance sheet data give effect to the application of the net proceeds from our sale of 2,500,000 shares of common stock in this offering at an assumed public offering price of $14.00 per share, after deducting the underwriting discount and estimated offering expenses.

(1)	Working capital is current assets (including cash and cash equivalents) less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In deciding whether to invest in our common stock, you should carefully consider the following risk factors in addition to the other information contained in this prospectus and the information incorporated by reference in this prospectus. If any of the following risks occurs, our business, financial condition or results of operations could be adversely affected. In that case, the value of our common stock could decline and you might lose all or part of your investment.

Risks Related to Our Business

Because of the unpredictability and variability of revenues from our products, we may not accurately forecast revenues or match expenses to revenues, which could harm our quarterly operating results and cause volatility or declines in our stock price.

Our quarterly revenues, expenses and operating results have varied significantly in the past, and our quarterly revenues, expenses and operating results may fluctuate significantly from period to period in the future due to a variety of factors, including:

•	fluctuations in the size and timing of significant orders;

•	possible delays in recognizing software licensing revenues;

•	the fact that a large portion of our orders are generally booked late in each quarter;

•	uncertainty in the budgeting cycles of customers;

•	the timing of introduction of new or enhanced products; and

•	general economic and political conditions.

We believe that comparisons of quarterly operating results will not necessarily be meaningful and should not be relied upon as the sole measure of our future performance. In addition, we may from time to time provide estimates of our future performance. For example, we typically estimate that the first quarter of each year is our weakest quarter and the fourth quarter of each year is our strongest quarter. Estimates are inherently uncertain, and actual results are likely to deviate, perhaps substantially, from our estimates as a result of the many risks and uncertainties in our business, including, but not limited to, those set forth in these risk factors. We undertake no duty to update estimates if given. Our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, the trading price of our stock is likely to decline significantly.

If we fail to reduce expenses rapidly in the event our revenues unexpectedly decline, our results may be harmed.

We currently operate with virtually no software order backlog because our software products are shipped shortly after orders are received. This fact makes software revenues in any quarter substantially dependent on orders booked and shipped throughout that quarter. In addition, a large portion of our orders tend to be booked late in each quarter and we obtain a significant portion of our revenues from indirect sales channels over which we have little control. The combination of these factors makes our revenues difficult to predict from period to period. Expense levels are based to a significant extent on expectations of future revenues and are relatively fixed in the short term. In particular, we increased hiring and product development expenses in the fourth quarter of 2003 in anticipation of an improving economic environment. We expect to continue these higher levels of expenses and, if revenue levels are below expectations, our operating results are likely to be harmed.

Our future success depends on the services of our key management, sales and marketing, professional services, technical support and research and development personnel, whose knowledge of our business and technical expertise would be difficult to replace.

Our products and technologies are complex, and we are substantially dependent upon the continued service of existing key management, sales and marketing, professional services, technical support and research and development personnel. All of these key employees are employees “at will” and can resign at any time. The loss of the services of one or more of these key employees could slow product development processes or sales and marketing efforts or otherwise harm our business.

A significant aspect of our ability to attract and retain highly qualified employees is the equity compensation that we offer, typically in the form of stock options. Bills are currently pending before Congress, and the Financial Accounting Standards Board has proposed standards, that would require companies to include in their statements of operations compensation expense relating to the issuance of employee stock options. As a result, we may decide to issue fewer stock options and may be impaired in our efforts to attract and retain necessary personnel.

If we fail to recruit and retain a significant number of qualified technical personnel, we may not be able to develop, introduce or enhance products on a timely basis.

We require the services of a substantial number of qualified professional services, technical support and research and development personnel. The market for these highly skilled employees is characterized by intense competition, which is heightened by their high level of mobility. These factors make it particularly difficult to attract and retain the qualified technical personnel we require. We have experienced, and expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate technical qualifications.

If we are unable to recruit and retain a sufficient number of technical personnel with the skills required for existing and future products, we may not be able to complete development of, or upgrade or enhance, our products in a timely manner. Even if we are able to expand our staff of qualified technical personnel, they may require greater than expected compensation packages that would increase operating expenses.

We have a long sales cycle, and our solutions require a sophisticated sales effort.

Given the high average selling price of, and the cost and time required to implement, our solutions, a customer’s decision to license our products typically involves a significant commitment of resources and is influenced by the customer’s budget cycles and internal approval procedures for IT purchases. In addition, selling our solutions requires us to educate potential customers on our solutions’ uses and benefits. As a result, our solutions have a long sales cycle, which can take three to six months or more. Consequently, we have difficulty predicting the quarter in which sales to expected customers may occur. The sale of our solutions is also subject to delays from the lengthy budgeting, approval and competitive evaluation processes of our customers, which typically accompany significant capital expenditures.

Our solutions require a sophisticated sales effort targeted at senior management of our prospective customers. New employees in our sales department require extensive training and typically take at least six months to achieve full productivity. There is no assurance that new sales representatives will ultimately become productive. If we were to lose qualified and productive sales personnel, our revenues could be adversely impacted.

We may not be able to compete successfully against current and potential competitors.

The input management software industry is currently fragmented and extremely competitive, with no one company having a significant market share. We expect that competition in this industry will intensify in the future. The market for forms processing and document capture solutions is very competitive and subject to rapid change. In addition, because there are relatively low barriers to entry into the software market, we may encounter additional competition from both established and emerging companies. Our current competitors could be acquired by larger companies and could become more formidable competitors. Many potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do, in addition to significantly greater name recognition and a larger installed base of customers. As a result, these potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of competitive products than we can. There is also a substantial risk that announcements of competing products by current or potential competitors could result in the delay or postponement of customer orders in anticipation of the introduction of the competitors’ new products.

In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. These cooperative relationships may limit our ability to sell our products through particular reseller partners. Accordingly, new competitors or competitive cooperative relationships may emerge and rapidly gain significant market share. Contributing to these challenges, our industry is subject to consolidation, which could subject us to competition with larger companies offering integrated solutions and a greater breadth of products. Potential competitors may bundle their products or incorporate additional components into existing products in a manner that discourages users from purchasing our products.

Increased competition as a result of any combination of the above factors is likely to result in price reductions, fewer customer orders, reduced margins and loss of market share, any of which could harm our revenues, business and operating results.

If the market for input management software does not grow, our revenues are unlikely to grow.

The market for input management software has had limited, if any, growth in recent years. In addition, the concept of input management software is not widely understood in the marketplace. We have spent, and intend to continue to spend, considerable resources educating potential customers about our software products and the input management market in general. These expenditures may fail to achieve any broadening of the market or additional degree of market acceptance for our products. The rate at which organizations have adopted our products has varied significantly in the past, and we expect to continue to experience variations in the future. If the market for input management products grows more slowly than we anticipate or not at all, our revenues are unlikely to grow and our operating results will suffer.

We currently depend on repeat business for a substantial portion of our revenues and need to increase our customer base to grow in the future.

Currently, a significant portion of our revenues is generated from existing customers. Many of our customers initially make a limited purchase of our products and services on a departmental basis or for limited form or document types. These customers may not choose to purchase additional licenses to expand their use of our products. If this occurs, or if existing customers fail to renew services or maintenance contracts, then our revenues from new customers may not be sufficient to offset this and enable us to sustain our current revenue levels.

Conversely, a significant factor in our ability to grow our revenues in the future will be our ability to expand our customer base. We believe our ability to grow depends in part on our ability to expand into the “mid-market” segment of the input management market. Some of our competitors are more established in this segment of the market, and price is a more significant factor in the mid-market segment than the ability of our products to handle large volumes of documents. We have recently released products that address this market segment, and it is uncertain whether and to what extent these products will be successful and to what extent price-driven competition will erode our margins. If we are unsuccessful in expanding into the mid-market segment, or otherwise fail to increase our customer base, our business and operating results will be harmed.

If we are unable to respond in an effective and timely manner to technological change and new products in our industry, our revenues and operating results will suffer.

We currently expect to release a number of new products and enhancements to existing products in 2004 and anticipate that a substantial portion of our product revenue growth will come from these new releases. If we experience material delays in introducing new products or product enhancements, our customers may forego the use of our products and use those of our competitors. The market for input management is characterized by rapid technological change, frequent new product introductions and enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to continue to enhance our current products while developing and introducing new products on a timely basis that keep pace with technological developments and satisfy increasingly sophisticated customer requirements. As a result of the complexities inherent in our software, new products and product enhancements can require long development and testing periods. Significant delays in the general availability of these new releases or significant problems in the installation or implementation of these new releases could harm our operating results and financial condition. We have experienced delays in the past in the release of new products and product enhancements. We may fail to develop and market on a timely and cost-effective basis new products or product enhancements that respond to technological change, evolving industry standards or customer requirements. We may also experience difficulties that could delay or prevent the successful development, introduction or marketing of our products or reduce the likelihood that our new products and product enhancements will achieve market acceptance. Any such failures or difficulties would harm our business and operating results.

We may not be successful in expanding into new markets.

One element of our strategy involves applying our technology in new applications for additional markets. To be successful in expanding our sales in new markets, we will need to develop additional expertise in these markets. We may be required to hire new employees with expertise in new target markets in order to compete effectively in those markets. If we are not successful in growing our sales in additional markets, we may not achieve desired sales growth.

We have incurred losses in the past and we may incur losses in the future.

We have only recently become profitable, with net income of $2.6 million for the year ended December 31, 2003. We incurred a net loss of $1.9 million in 2001 and $0.5 million in 2002. Given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, which would likely cause our stock price to decline.

We could be subject to potential product liability claims and third-party litigation related to our products and services, and as a result our operating results might suffer.

Our products are used in connection with critical business functions and may result in significant liability claims if they do not work properly. Limitation of liability provisions included in our license agreements may not sufficiently protect us from product liability claims because of limitations in existing or future laws or unfavorable judicial decisions. The sale and support of our products may give rise to claims in the future that may be substantial in light of the use of those products in business-critical applications. Liability claims could require expenditure of significant time and money in litigation or payment of significant damages.

Software defects could also damage our reputation, causing a loss of customers and resulting in significant costs.

Our software products are complex and may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. In the past, we have discovered software errors in certain products after they were released to the market. In addition, our products are combined with complex products developed by other vendors. As a result, should problems occur, it may be difficult to identify the source or sources of the problems. Defects and errors, or end-user perception of defects and errors, found in current versions, new versions or enhancements of these products after commencement of commercial shipments may result in:

•	loss of customers;

•	warranty claims;

•	damage to brand reputation;

•	delay in market acceptance of current and future products; and

•	diversion of development and engineering resources.

The occurrence of any one or more of these factors could harm our operating results and financial condition.

If we cannot manage and expand international operations or respond to changing regulatory conditions in international markets, our revenues may not increase and our business and results of operations could be harmed.

We currently have international operations, including offices in the United Kingdom, Germany and Australia. For the year ended December 31, 2003, international sales represented approximately 21% of our revenues. We anticipate that international sales will increase as a percentage of our revenues and that, for the foreseeable future, a significant portion of our revenues will be derived from sources outside the United States. We intend to continue to expand sales and support operations internationally. We could enter additional international markets, which would require significant management time and financial resources and which, in turn, could adversely affect our operating margins and earnings. To expand international sales, we may establish additional international operations, expand international sales channel management and support organizations, hire additional personnel, customize our products for local markets, recruit additional international resellers and attempt to increase the productivity of existing international resellers. If we are unable to do any of the foregoing in a timely and cost-effective manner, our international sales growth, if any, will be limited, and our business, operating results and financial condition may be harmed. Even if we are able to expand international operations successfully, we may not be able to maintain or increase international market demand for our products. Our international operations are generally subject to a number of risks, including:

•	costs of and other difficulties in customizing products for foreign countries;

•	costs and challenges of educating customers and developing brand awareness in new local markets;

•	protectionist laws and business practices favoring local competition;

•	greater seasonal reductions in business activity;

•	greater difficulty or delay in accounts receivable collection;

•	difficulties in staffing and managing international operations and in establishing and managing sales channels;

•	foreign and United States taxation issues;

•	regulatory uncertainties in international countries;

•	foreign currency exchange rate fluctuations; and

•	political and economic instability.

The majority of our international revenues and costs are denominated in foreign currencies. Although we do not currently undertake foreign exchange hedging transactions to reduce foreign currency transaction exposure, we may do so in the future. However, we do not have any plans to eliminate all foreign currency transaction exposure. Foreign currency exchange rate fluctuations and other risks associated with international operations could increase our costs, which, in turn, could harm our business. If we are unable to expand and manage our international operations effectively, our business would be harmed.

Failure to further develop and sustain our indirect sales channels could limit or prevent future growth.

Our strategy for future growth depends in part on our ability to increase sales through our indirect sales channels. We have a limited number of distribution relationships for our products with systems integrators and other resellers, and we may not be able to maintain our existing relationships or form new relationships. Competitors may have existing relationships with various systems integrators and other resellers that could make it difficult for us to form new relationships in some cases. If our indirect sales channels do not continue to grow, our ability to generate revenues may be harmed.

Our current agreements with our indirect sales channels typically do not prevent these companies from selling products of other companies, including products that may compete with our products, and they do not generally require these companies to purchase minimum quantities of our products. Some of these relationships are governed by agreements that can be terminated by either party with little or no prior notice. These indirect sales channels could give higher priority to the products of other companies or to their own products than they give to our products. The loss of, or significant reduction in, sales volume from any of our current or future indirect sales channels as a result of any of these or other factors could harm our revenues and operating results.

If we are unable to protect our intellectual property, our business may be harmed.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States. In particular, we are planning to begin performing significant research and development outside of the United States, where intellectual property protection is less stringent than in the United States. In addition, our competitors might independently develop similar technology, duplicate our products or circumvent any patents or other intellectual property rights that we may have. Due to rapid technological change in our market, we believe the various legal protections available for our intellectual property are of limited value. Instead, we seek to establish and maintain a technology leadership position by leveraging the technological and creative skills of our personnel to create new products and enhancements to existing products.

We depend upon software that we license from and products provided by third parties, the loss of which could harm our revenues.

We rely upon certain software licensed from third parties, including software that is integrated with our internally developed software and used in our products to perform key functions. There can be no assurance that these technology licenses will not infringe the proprietary rights of others or will continue to be available to us on commercially reasonable terms, if at all. The loss of or inability to maintain any of these software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated. Delays of this type could materially adversely affect our business, operating results and financial condition.

In addition, we have recently derived a significant portion of our revenues from reselling third-party products, primarily digital scanners. These third-party products may not continue to meet industry standards or be available to us on commercially reasonable terms or at all, in which case our operating results and financial condition would be harmed. In addition, we have little control over the quality of these third-party products other than our decisions as to which products to resell.

If we are subject to a claim that we infringe a third party’s intellectual property, our operating results could suffer.

Substantial litigation regarding intellectual property rights and brand names exists in the software industry. We expect that software product developers increasingly will be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in related industries overlaps. Third parties, some with far greater financial resources than ours, may claim infringement of their intellectual property rights by our products, both those developed by us and those obtained through the acquisition of other businesses.

Any claim of this type, with or without merit, could:

•	be time consuming to defend;

•	result in costly litigation;

•	divert management’s attention and resources;

•	cause product shipment delays;

•	require us to redesign products;

•	require us to enter into royalty or licensing agreements; or

•	cause others to seek indemnity from us.

If we are required to enter into royalty or licensing agreements to resolve an infringement claim, we may not be able to enter into those agreements on favorable terms. A successful claim of product infringement against us, or failure or inability either to license the infringed or similar technology or to develop alternative technology on a timely basis could harm our operating results, financial condition or liquidity.

If we are unable to continue to implement and improve financial and managerial controls and continue to improve our reporting systems and procedures, we may not be able to manage growth effectively and our operating results may be harmed.

Growth will place a significant strain on our management, information systems and resources. In order to manage this growth effectively, we will need to continue to improve our financial and managerial controls and our reporting systems and procedures. Any inability of our management to integrate employees, products, technology advances and customer service into our operations and to eliminate unnecessary duplication may have a materially adverse effect on our business, financial condition and results of operations.

If we are unable to build awareness of our brands, we may not be able to compete effectively against competitors with greater name recognition and our sales could be adversely affected.

If we are unable to economically achieve and maintain a leading position in input management software or to promote and maintain our brands, our business, results of operations and financial condition could suffer. Development and awareness of our brands will depend largely on our success in increasing our customer base. In order to attract and retain customers and to promote and maintain our brands in response to competitive pressures, we may be required to increase our marketing and advertising budget or increase our other sales expenses. There can be no assurance that our efforts will be sufficient or that we will be successful in attracting and retaining customers or promoting our brands. Failure in this regard could harm our business and results of operations.

Most of our revenues are currently derived from sales of and services associated with three software product lines. If demand for these product lines declines or fails to grow as expected, our revenues will be harmed.

Historically, we have derived substantially all of our revenues from the FormWare, InputAccel and PixTools product lines. Our future operating results will depend heavily upon continued and widespread market acceptance for the FormWare, InputAccel and PixTools product lines and enhancements to those products. A decline in the demand for any of these product lines as a result of competition, technological change or other factors may cause our revenues to decrease.

We may not be successful in our efforts to identify, execute or integrate acquisitions.

Our failure to manage risks associated with acquisitions could harm our business. A component of our business strategy is to expand our presence in new or existing markets by acquiring complementary technologies that allow us to expand our product offerings, augment our distribution channels, expand our market opportunities or broaden our customer base. For example, we acquired Context in February 2004. Acquisitions involve a number of risks, including:

•	diversion of management’s attention;

•	difficulty in integrating and absorbing the acquired business and its employees, corporate culture, managerial systems and processes, technology, products and services;

•	failure to retain key personnel and employee turnover;

•	challenges in retaining customers of the acquired business and customer dissatisfaction or performance problems with an acquired firm;

•	assumption of unknown liabilities;

•	dilutive issuances of securities or use of debt or limited cash;

•	goodwill and potential impairment charges;

•	write-offs and amortization expenses; and

•	other unanticipated events or circumstances.

We may be unable to meet our future working capital requirements, which could harm our business.

We could experience negative cash flow from operations in the future and could require substantial working capital to fund our business. We cannot be certain that financing will be available to us on favorable terms if and when required, or at all.

In the past, we have depended heavily on service revenues to increase overall revenues, and we may not be able to sustain the existing levels of profitability of this part of our business.

Many of our customers enter into professional services and maintenance agreements, which together comprise a significant portion of our revenues. Service revenues represented 32%, 40% and 40% of our total revenues for the years ended December 31, 2001, 2002 and 2003, respectively. The level of service revenues in the future will depend largely upon growing our professional services group and ongoing renewals of customer maintenance contracts by our growing installed customer base. Our professional services revenues could decline if third-party organizations such as systems integrators compete for the installation or servicing of our products. In addition, our customer maintenance contracts might be reduced in size or scope or might not be renewed in the future.

We are subject to the effects of general economic and geopolitical conditions.

Our business is subject to the effects of general economic conditions and, in particular, market conditions in the industries that we serve. Recent political turmoil in many parts of the world, including terrorist and military actions, may put pressure on global economic conditions. Our customers’ decisions to purchase our products are discretionary and subject to their internal budget and purchasing processes, which may be affected by the above factors. If economic conditions deteriorate, our business and operating results are likely to be adversely impacted.

Accounting charges resulting from mergers and acquisitions will continue to have a negative effect on earnings over future quarters.

Our business resulted from the July 2002 merger of ActionPoint, Inc. and Captiva Software Corporation, a California corporation (Old Captiva). This merger resulted in our recording approximately $13.0 million of goodwill and other intangible assets. Of this amount, we expect amortization of purchased intangibles, which is included as part of our cost of revenues, to be $2.1 million, $1.3 million, $0.2 million and $0.1 million for the years ending December 31, 2004, 2005, 2006 and 2007, respectively. These non-cash charges, and additional charges arising from our acquisition of Context in February 2004, will negatively affect earnings during these amortization periods, which could have a negative effect on our stock price.

Provisions in our charter documents, Delaware law and our stockholder rights plan may have anti-takeover effects that could discourage or prevent a change in control, which may depress our stock price.

Provisions in our certificate of incorporation and bylaws and our stockholder rights plan may discourage, delay or prevent a merger or acquisition of us that the majority of our stockholders may consider favorable. Provisions of our certificate of incorporation and bylaws:

•	prohibit cumulative voting in the election of directors;

•	eliminate the ability of stockholders to call special meetings; and

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

The terms of the rights plan are set forth in the rights agreement entered into by us and the rights agent. The rights granted pursuant to the rights agreement may cause substantial dilution to any party that attempts to acquire us or our stock on terms that our board of directors determines are not in the best interests of our stockholders and therefore may have anti-takeover effects. Certain provisions of Delaware law also may discourage, delay or prevent a party from acquiring or merging with us, which may cause the market price of our common stock to decline.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters and public disclosure.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, rules adopted or proposed by the SEC and by the Nasdaq National Market and new accounting pronouncements will result in increased costs to us as we evaluate the implications of these laws, regulations and standards and respond to their requirements. To maintain high standards of corporate governance and public disclosure, we intend to invest all reasonable necessary resources to comply with evolving standards. This investment may result in increased general and administrative expenses and a diversion of management time and attention from strategic revenue generating and cost management activities. In addition, these new laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

Risks Related to This Offering

Investors will experience immediate and substantial dilution in net tangible book value per share of common stock purchased in this offering.

The offering price of our common stock is substantially higher than the net tangible book value per outstanding common share immediately after this offering. If you purchase our common stock in this offering, based upon the issuance and sale of 2,500,000 common shares at an assumed public offering price of $14.00 per share, you will incur immediate dilution of approximately $10.46 in the net tangible book value per common share. You will experience additional dilution if the underwriters exercise their over-allotment option. See “Underwriting.”

Our management will have broad discretion over the use of the net proceeds of this offering, and you may not agree with the way they are used.

We currently intend to use the net proceeds of this offering for working capital and general corporate purposes, but we may subsequently choose to use the net proceeds of the offering for different purposes or not at all. The effect of the offering will be to increase capital resources available to our management, and our management may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the net proceeds of this offering. See “Use of Proceeds.”

Our common stock price has been volatile, which could result in substantial losses for stockholders.

Our common stock is traded on the Nasdaq National Market. While our average daily trading volume for the 52-week period ended April 8, 2004 was approximately 133,570 shares, we have experienced more limited volume in the past and may do so in the future. The trading price of our common stock has been and may continue to be volatile. The closing sale prices of our common stock, as reported by the Nasdaq National Market, have ranged from $3.46 to $15.30 for the 52-week period ended April 8, 2004. The trading price of our common stock could be affected by a number of factors, including, but not limited to, the following:

•	changes in expectations of our future performance;

•	changes in estimates by securities analysts (or failure to meet such estimates);

•	quarterly fluctuations in our sales and financial results;

•	broad market fluctuations in volume and price; and

•	a variety of risk factors, including the ones described elsewhere in this prospectus.

Accordingly, the price of our common stock after the offering is likely to fluctuate greatly and may be lower than the price you pay.

Future sales of our common stock could adversely affect our stock price.

Future sales of substantial amounts of shares of our common stock in the public market, or the perception that these sales could occur, may cause the market price of our common stock to decline. In addition, we may be required to issue additional shares upon exercise of previously granted options that are currently outstanding. Our directors and executive officers have entered into lock-up agreements with the underwriters, in which they have agreed to refrain from selling their shares for a period of 90 days after this offering. Increased sales of our common stock in the market after exercise of our currently outstanding stock options or expiration of the lock-up agreements could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts. You can identify these statements by the use of such terms as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these words, or other words of similar meaning.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. You should understand that many important factors, in addition to those discussed in the section entitled “Risk Factors” and elsewhere in this prospectus and in the information incorporated in this prospectus by reference, could cause our results to differ materially from those expressed or suggested in forward-looking statements.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $32.6 million from this offering, based on an assumed public offering price of $14.00 per share and after deducting the underwriting discount and estimated offering expenses. If the underwriters’ over-allotment option is exercised in full, our estimated net proceeds will be approximately $37.5 million.

We intend to use the net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the proceeds for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific material acquisition or investment.

We have not yet determined the amount of net proceeds that we plan to use specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments.

SELECTED CONSOLIDATED FINANCIAL DATA

In the table below, we provide you with our summary historical consolidated financial data. We have prepared this information using our consolidated financial statements. When you read this selected historical consolidated financial data, it is important that you read the historical consolidated financial statements and related notes as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

	Year Ended December 31,
	1999	2000	2001	2002(1)	2003
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net revenues	$22,178	$25,042	$22,035	$35,604	$57,145
Gross profit	18,964	19,781	17,667	26,116	36,514
Income (loss) from operations	(848)	(8,353)	(2,551)	(868)	3,675
Net income (loss)	(141)	(8,758)	(1,915)	(532)	2,587
Basic net income (loss) per share (2)	$(0.03)	$(2.09)	$(0.45)	$(0.09)	$0.27
Diluted net income (loss) per share (2)	$(0.03)	$(2.09)	$(0.45)	$(0.09)	$0.23
Shares used in basic per share calculations	4,370	4,190	4,300	6,242	9,484
Shares used in diluted per share calculations	4,370	4,190	4,300	6,242	11,234

(1)	As a result of the purchase accounting that applies to the July 2002 merger of ActionPoint and Old Captiva, the results of operations of Old Captiva are included in our results of operations for the year ended December 31, 2002 from August 1, 2002 and are excluded for all periods prior to the year ended December 31, 2002. The results for the year ended December 31, 2002 also include the amortization of purchased intangible assets of $1.0 million, merger costs of $2.1 million and a write-off of in-process research and development of $0.9 million.

(2)	See note 1 of the notes to consolidated financial statements for a description of the computation of basic and diluted net income (loss) per share.

	December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,193	$2,242	$8,325	$7,453	$16,038
Working capital (1)	13,863	4,960	8,099	1,213	12,018
Total assets	23,178	17,801	15,328	35,136	43,254
Total stockholders’ equity	17,378	9,922	8,157	13,091	24,386

(1)	Working capital is current assets (including cash and cash equivalents) less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a leading provider of input management solutions designed to manage business-critical information from paper, faxed and electronic forms, documents and transactions into the enterprise. Our solutions automate the processing of billions of forms, documents and transactions annually, converting their content into information that is usable in database, document, content and other information management systems. We believe that our products and services enable organizations to reduce operating costs, obtain higher information accuracy rates and speed processing times. Our objective is to extend our position as a leading provider of input management solutions. Key elements of our growth strategy include leveraging our existing customer base, broadening our sales channels and expanding our markets, expanding our international presence, broadening our product offerings and pursuing strategic acquisitions.

Our products offer organizations a cost-effective, accurate and automated alternative to both manual data entry and electronic data interchange (EDI). These traditional approaches are typically labor intensive, time consuming and costly methods of managing the input of information into the enterprise. Organizations can utilize our products to capture information digitally, extract the meaningful content or data, and apply business rules that ensure the data’s accuracy. Our solutions serve thousands of users in insurance, financial services, banking, government, BPO, technology and other markets. Enterprises that have purchased our products and services include GEICO, American Express, Citicorp, the U.S. Patent and Trademark Office, EDS, IBM and Home Depot.

In 2003, our revenues increased to $57.1 million from $35.6 million and $22.0 million in 2002 and 2001, respectively. In addition, in 2003, we became profitable with net income of $2.6 million, as compared to net losses of $0.5 million and $1.9 million in 2002 and 2001, respectively.

On July 31, 2002, ActionPoint, Inc. merged with Captiva Software Corporation, a California corporation (Old Captiva). As a result of this transaction (the Merger), Old Captiva became a wholly-owned subsidiary of ActionPoint, and ActionPoint changed its name to Captiva Software Corporation and remained a Delaware corporation. Due to the purchase accounting that applied to the Merger, the results of operations of Old Captiva are included in our results of operations for the year ended December 31, 2002 only from August 1, 2002. We have included a pro forma presentation below to assist in making comparisons of our results on a combined company basis.

On February 1, 2004, we completed the acquisition of all of the issued and outstanding capital stock of Context for approximately $5.2 million of cash derived from our existing cash and cash equivalents. We acquired Context to expand our presence and application expertise in the payor side of the healthcare market and to extend our reach into the provider side of this market. We are not planning to make significant changes to Context’s cost structure, and we expect both our consolidated revenues and expenses to increase in the future as a result of this acquisition.

Critical Accounting Policies and Estimates

A critical accounting policy is one that is both important to the portrayal of a company’s financial condition or results of operations and requires significant judgment or complex estimation processes. We believe that the following accounting policies fit this definition:

Revenue Recognition

Our revenue is generated primarily from three sources: (i) software, primarily software licenses and royalties, (ii) services, including software license maintenance fees, training fees and professional services revenue and (iii) hardware and other products, primarily sales of digital scanners in the years ended December 31, 2002 and 2003. Software license revenue is recognized upon shipment provided that persuasive evidence of an arrangement exists, fees are fixed or determinable, collection is probable and no significant undelivered obligations remain. Royalty revenue is recognized when our resellers ship or pre-purchase rights to ship products incorporating our software, provided collection of the revenue is determined to be probable and we have no further obligations. Services revenue is recognized ratably over the period of the maintenance contract or as the services are provided. Payments for maintenance fees are generally made in advance and are non-refundable. Revenue for hardware and other products is recognized when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable and (iv) collectibility is reasonably assured.

For arrangements with multiple elements (e.g., delivered and undelivered products, maintenance and other services), we allocate revenue to each element of the arrangement based on the fair value of the undelivered elements, which is specific to us, using the residual value method. The fair values for ongoing maintenance and support obligations are based upon separate sales of renewals to customers or upon substantive renewal rates quoted in the agreements. The fair values for services, such as training or consulting, are based upon prices of these services when sold separately to other customers. Deferred revenue is primarily comprised of undelivered maintenance services and in some cases hardware and other products delivered but not yet accepted. When software licenses are sold with professional services and those services are deemed essential to the functionality of the software, combined software and service revenue is recognized as the services are performed. When software licenses are sold with professional services and those services are not considered essential to the functionality of the software, software revenue is recognized when the above criteria are met and service revenue is recognized as the services are performed.

Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized, but is tested at least annually for impairment. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from less than one year to five years.

The determination of the fair value of certain acquired assets and liabilities is subjective in nature and often involves the use of significant estimates and assumptions. Determining the fair values and useful lives of intangible assets especially requires the exercise of judgment. While there are a number of different generally accepted valuation methods to estimate the value of intangible assets acquired, we primarily used the discounted cash flow method. This method requires significant management judgment in forecasting the future operating results used in the analysis. This method also requires other significant estimates, such as residual growth rates and discount factors. The estimates we have used are consistent with the plans and estimates that we use to manage our business, based on available historical information and industry averages. The judgments made in determining the estimated useful lives assigned to each class of assets acquired can significantly affect our net operating results. Amortization of purchased intangibles is expected to be $2.1 million, $1.3 million, $0.2 million and $0.1 million for the years ending December 31, 2004, 2005, 2006 and 2007, respectively, excluding any additional amortization of purchased intangibles arising from our acquisition of Context in February 2004.

In addition, the value of our intangible assets, including goodwill, is subject to future impairment if we experience declines in operating results or negative industry or economic trends or if our future performance is below our projections and estimates.

Valuation of Goodwill

We assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is reviewed at least annually.

Factors we consider important that could trigger an impairment include the following:

•	Significant underperformance relative to historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	Significant negative industry or economic trends;

•	Significant declines in our stock price for a sustained period; and

•	Decreased market capitalization relative to our net book value.

If there were an indication that the carrying value of goodwill might not be recoverable based upon the existence of one or more of the above indicators, we would recognize an impairment loss if the carrying value exceeds its fair value. We performed our annual impairment review in the quarter ended June 30, 2003 and determined there was no impairment.

Income Tax Valuation Allowance

On a quarterly basis, management evaluates the realizability of our net deferred tax assets and assesses the need for a valuation allowance. Realization of our net deferred tax assets is dependent on our ability to generate sufficient future taxable income. The amount of the net deferred tax assets actually realized could vary if there are differences in the timing or amount of future reversals of existing deferred tax liabilities or changes in the actual amounts of future taxable income. If we do not generate our forecasted taxable income, we may be required to establish a valuation allowance against all or part of our net deferred tax assets based upon applicable accounting criteria. To the extent we establish a valuation allowance, an expense will be recorded within the provision for income taxes line in our Statement of Operations. As of December 31, 2003, management has determined that it is more likely than not that our net deferred tax assets will be realized based on forecasted taxable income.

Recent Accounting Pronouncements

Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” was issued in January 2003, and a revision of FIN 46 was issued in December 2003 (FIN 46R). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R were effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, we have not invested in any entities that we believe are variable interest entities. Had we entered into such arrangements prior to February 1, 2003, we would be required to adopt the provisions of FIN 46R at the end of the first quarter of 2004, in accordance with the FASB Staff Position 46-6, which delayed the effective date of FIN 46R for those arrangements. We expect the adoption of FIN 46R will have no effect on our financial statements.

Results of Operations

The results of operations of Old Captiva are included in the year ended December 31, 2002 only from August 1, 2002 in accordance with generally accepted accounting principles (GAAP). Certain prior year items have been reclassified to conform with the current year’s presentation. These reclassifications had no impact on net revenues, income (loss) from operations or net income (loss) as previously reported.

The following table sets forth, as a percentage of total revenues, certain statement of operations data for the periods indicated.

	Year Ended December 31,
	2001	2002	2003
Net revenues:
Software	68%	57%	47%
Services	32	40	40
Hardware and other	—	3	13

Total revenues	100	100	100
Cost of revenues:
Software	4	4	5
Services	16	18	17
Hardware and other	—	2	10
Amortization of purchased intangibles	—	3	4

Total cost of revenues	20	27	36

Gross profit	80	73	64
Operating expenses:
Research and development	22	17	16
Sales and marketing	55	39	31
General and administrative	15	12	11
Merger costs	—	6	—
Write-off of in-process research and development	—	2	—

Income (loss) from operations	(12)	(3)	6
Other income, net	22	2	1

Income (loss) before income taxes	10	(1)	7
Provision for income taxes	19	1	2

Net income (loss)	(9)%	(2)%	5%

Years Ended December 31, 2002 and 2003

Revenues

Total revenues increased 61% in 2003 to $57.1 million from $35.6 million in 2002.

Our software revenues increased 33% in 2003 to $27.0 million from $20.3 million in 2002. As a percentage of total revenues, software revenues accounted for 47% in 2003 and 57% in 2002. The increase in software revenues in absolute terms was attributable primarily to the Merger. The decrease in software revenues as a percentage of total revenues reflects the lower software revenues as a percentage of total revenues for the Old Captiva business and the increase in hardware and other revenues as a percentage of total revenues in 2003 as a result of an increase in sales of digital scanners. In absolute terms and as a percentage of total revenues, we expect software revenues to increase from 2003 to 2004.

Our service revenues increased 61% in 2003 to $22.7 million from $14.1 million in 2002. As a percentage of total revenues, services accounted for 40% for both 2003 and 2002. The increase in service revenues in absolute terms was attributable primarily to the Merger. The consistency of service revenues as a percentage of total revenues was due to the higher service revenues as a percentage of total revenues for the Old Captiva business and a growing installed base of customers, most of which purchase ongoing software maintenance support, offset by the increase in hardware and other revenues as a percentage of total revenues in 2003 as a result of an increase in sales of digital scanners. We expect service revenues to increase in absolute terms in the future as we continue to grow our installed base of customers and maintain our maintenance renewal rates.

Our hardware and other revenues increased 533% in 2003 to $7.4 million from $1.2 million in 2002. As a percentage of total revenues, hardware and other revenues accounted for 13% in 2003 and 3% in 2002. The increase was primarily attributable to an increase in sales of digital scanners in 2003, which were not sold by us until the third quarter of 2002. In absolute terms, we expect hardware and other revenues to remain relatively constant from 2003 to 2004.

Gross Profit

Gross profit increased 40% in 2003 to $36.5 million from $26.1 million in 2002. Gross profit as a percentage of total revenues decreased to 64% in 2003 from 73% in 2002. The increase in absolute terms was primarily attributable to the increased revenues related to the Merger and partially offset by the increase in amortization of intangible assets of $1.1 million also related to the Merger. The decrease in percentage terms was primarily attributable to Old Captiva’s revenue mix, which equated to a lower gross margin percentage than our historical gross margin, and the increase in hardware and other revenues in 2003, which have lower gross margins relative to software and service revenues.

Research and Development

Research and development expenses increased 52% in 2003 to $9.0 million from $5.9 million in 2002. The increase is primarily attributable to the Merger. As a percentage of total revenues, research and development expenses decreased to 16% in 2003 from 17% in 2002. The decrease in research and development expenses as a percentage of total revenues primarily reflects a lower percentage of research and development expense relative to revenue for the Old Captiva business and the increase in absolute terms being offset by the increase in total revenues in 2003 compared to 2002. We expect research and development expenses to increase in absolute terms in 2004 due to an expansion of our research and development staff.

Sales and Marketing

Sales and marketing expenses increased 30% in 2003 to $17.8 million from $13.7 million in 2002. As a percentage of total revenues, sales and marketing expenses were 31% in 2003 and 39% in 2002. The increase in absolute terms was primarily attributable to the Merger. The decrease in sales and marketing expenses as a percentage of total revenues reflects the lower percentage of sales and marketing expense relative to revenue for the Old Captiva business and the increase in absolute terms being offset by the increase in total revenues in 2003. We expect sales expenses to continue to increase in absolute terms in 2004 due to an expansion of our sales force and revenue growth.

General and Administrative

General and administrative expenses increased 41% in 2003 to $6.1 million from $4.3 million in 2002. As a percentage of total revenues, general and administrative expenses were 11% in 2003 and 12% in 2002. The increase in absolute terms was primarily attributable to increases in staffing resulting from the Merger. The decrease in general and administrative expenses as a percentage of total revenues was due to cost efficiencies that have been realized post-Merger and the increase in absolute terms being offset by the increase in total revenues in 2003.

Merger Costs

We recorded Merger costs of $2.1 million during 2002, including estimated excess lease costs of $0.8 million. Estimated excess lease costs were based on the expected differences between our lease payments and the sublease receipts that could be realized on a potential sublease. In 2003, we recorded sublease receipts in excess of estimated receipts of $58,000.

Details of the Merger costs are as follows (in thousands):

	Cash/ Non-cash	Estimated Cost	Completed Activity 2002	Completed Activity 2003	Adjustments 2003	Accrual Balance at December 31, 2003
Impairment of assets	Non-cash	$471	$(471)	$—	$—	$—
Excess lease costs	Cash	798	(139)	(487)	(58)	114
Reduction in workforce	Cash	879	(660)	(219)	—	—

		$2,148	$(1,270)	$(706)	$(58)	$114

In-process Research and Development

In connection with the Merger, we wrote off the purchased in-process research and development of $0.9 million, which was charged to operations in 2002.

Other Income, Net

Approximately $0.6 million of amounts held in escrow in conjunction with the May 2001 sale of the Dialog Server business to Chordiant Software, Inc. were received and recognized as other income in 2002.

Provision for Income Taxes

In 2003, we recorded a tax provision of $1.2 million, comprised of a provision for federal and state taxes of approximately $1.5 million, a provision for foreign taxes of approximately $0.4 million, research and development credits of approximately $(0.3) million, and a release of a valuation allowance of $(0.4) million, the net of which represented an effective tax rate of 31%. We released the valuation allowance of $(0.4) million based upon management’s determination that it was more likely than not that our net deferred tax assets would be realized. A tax provision of $0.3 million was recorded for 2002, which represented an effective tax rate of (118)%. As a result of the Merger in 2002, we recorded substantial non-deductible amortization charges and a non-deductible in-process research and development write-off.

Years Ended December 31, 2001 and 2002

Revenues

Total revenues increased 62% in 2002 to $35.6 million from $22.0 million in 2001.

Our software revenues increased 36% in 2002 to $20.3 million from $15.0 million in 2001. As a percentage of total revenues, software revenues accounted for 57% in 2002 and 68% in 2001. The increase in software revenues in absolute terms was attributable primarily to the Merger. The decrease in software revenues as a percentage of total revenues reflects the lower software revenues as a percentage of total revenues for the Old Captiva business.

Our service revenues increased 100% in 2002 to $14.1 million from $7.1 million in 2001. As a percentage of total revenues, services accounted for 40% in 2002 and 32% in 2001. The increase in service revenues both in absolute and percentage terms was attributable primarily to the Merger. The increase in service revenues as a percentage of total revenues reflects the higher service revenues as a percentage of total revenues for the Old Captiva business.

Our hardware and other revenues in 2002 were $1.2 million. There were no hardware and other revenues in 2001.

Gross Profit

Gross profit increased 48% in 2002 to $26.1 million from $17.7 million in 2001. The increase in gross profit in 2002 is due primarily to the increase in revenues, partially offset by the amortization of intangible assets resulting from the Merger and the increase of hardware and other revenues as a percentage of total revenues, which carries lower gross profit.

Gross profit as a percentage of total revenues decreased to 73% in 2002 from 80% in 2001. The decrease is primarily attributable to the amortization of purchased intangibles that resulted from the Merger and the increase of service and hardware and other revenues as a percentage of total revenues.

Research and Development

Research and development expenses increased 20% in 2002 to $5.9 million from $4.9 million in 2001. The increase is attributable to the Merger. As a percentage of total revenues, research and development expenses decreased to 17% in 2002 from 22% in 2001. The decrease in research and development expenses as a percentage of total revenues reflects a lower percentage of research and development expense to revenues for the Old Captiva business, and a higher percentage of research and development expense to revenues for the Dialog Server product line, which was sold in May 2001.

Sales and Marketing

Sales and marketing expenses increased 14% in 2002 to $13.7 million from $12.0 million in 2001. The increase is primarily attributable to the Merger, partially offset by reductions in marketing expenses incurred in 2001 for the launch of the Company’s Dialog Server product, which was sold in May 2001.

As a percentage of total revenues, sales and marketing expenses decreased to 39% for 2002 from 55% in 2001. The decreases in sales and marketing expenses as a percentage of total revenues reflect a lower percentage of marketing expense to revenue for the Old Captiva business.

General and Administrative

General and administrative expenses increased 33% for 2002 to $4.3 million from $3.3 million in 2001. The increase is attributable to the Merger, partially offset by professional fees and expenses incurred in 2001 in conjunction with various strategic initiatives.

As a percentage of total revenues, general and administrative expenses decreased to 12% in 2002 from 15% in 2001. The decrease in general and administrative expenses as a percentage of total revenues reflects a lower percentage of general and administrative expense to revenues for the Old Captiva business.

Merger Costs

Details of the Merger costs are as follows (in thousands):

	Cash/ Non-cash	Estimated Cost	Completed Activity	Accrual Balance at December 31, 2002
Impairment of assets	Non-cash	$471	$(471)	$—
Excess lease costs	Cash	798	(139)	659
Reduction in workforce	Cash	879	(660)	219

		$2,148	$(1,270)	$878

In 2002, as the result of a review of the combined operation, we adopted a plan that included a reduction of our workforce and office space made redundant by the Merger. Implementation of this plan was largely completed during 2003. As a result of the adoption of this plan, we recorded charges of $2.1 million in 2002. These charges primarily related to the consolidation of our continuing operations resulting in the impairment of an asset, excess lease costs and a reduction in workforce, resulting in costs incurred for employee severance.

Employee reductions occurred primarily in marketing and administrative areas. As a result of this plan, we reduced our workforce by approximately 20 employees. Substantially all workforce reductions occurred during 2002. During 2002, charges related to the reduction of workforce totaling $0.9 million were recorded and activities costing $0.7 million were completed.

As a part of this plan, the carrying value of a prepaid royalty fee was written off. The technology associated with this royalty fee was utilized in certain of our products and because of technology acquired in the Merger it was no longer going to be utilized. In the third quarter, we recorded a loss from impairment of an asset of $0.5 million, which was classified as a Merger cost.

Also as part of this plan, we elected to consolidate our operations and attempt to sublease certain of our facilities that housed portions of our operations, marketing, sales and administrative activities. In 2002, we recorded as Merger costs estimated excess lease costs of $0.8 million. Estimated excess lease costs were based on assumptions of differences between our lease payments and the sublease receipts that could be realized on a potential sublease and assumed carrying terms. In January 2003, we entered into an agreement to sublease the excess facility space. The sublease commenced in February 2003 and expires in February 2004. Future expected receipts under the sublease are $0.2 million and $40,000 in 2003 and 2004, respectively. These expected receipts are in excess of the estimated receipts used to estimate the Merger costs recorded during 2002, however, due to the uncertainty of collectibility of these amounts, the estimated Merger costs will be reduced as the sublease receipts are collected or reasonably expected to be collected.

In-Process Research and Development

In connection with the Merger, we wrote off the purchased in-process research and development of $0.9 million, which was charged to operations in 2002. The purchased in-process research and development was solely related to the next version of Old Captiva’s FormWare software. The latest release of Old Captiva’s FormWare software prior to the Merger was introduced in March 2002. Old Captiva’s forms processing solutions complement our existing line of document capture solutions to create a more complete input management software solution. Based on time spent on the next version of Old Captiva’s FormWare software system and costs incurred, this project was estimated to be approximately 44% complete as of the Merger date. At the date of acquisition, the total cost to complete the project was estimated to be approximately $0.8 million, primarily consisting of salaries, and the project was completed during the second quarter of 2003, as expected. The estimated fair value of the project was estimated utilizing a discounted cash flow model, which was based on estimates of operating results and capital expenditures for the period from August 1, 2002 to December 31, 2006 and a risk adjusted discount rate of 30%.

Provision for Income Taxes

A tax provision of $0.3 million was recorded for 2002, which represents an effective tax rate of (118)%. As a result of the Merger, we recorded a substantial amount of non-deductible amortization charges and a non-deductible in-process research and development write-off. In addition, as a result of the Merger, our ability to utilize our historical net operating losses and tax credits as well as the historical net operating losses and tax credits of the Old Captiva business may have become limited. At December 31, 2002, it was more likely than not that a substantial portion of those deferred tax assets would not be realized. The income tax provision of $4.2 million recorded during the year ended December 31, 2001 is comprised of the following: tax on the gain from the sale of our Dialog Server product of $1.7 million, the change in valuation allowance of approximately $3.3 million to reduce net deferred tax assets based on management’s assessment of the uncertainty of the realizability of such assets, and a provision for foreign taxes of approximately $0.2 million offset by the utilization of net operating losses of $1.0 million.

Sale of the Dialog Server Product

We sold our Dialog Server product to Chordiant Software, Inc. on May 17, 2001 for approximately $7.1 million consisting of $2.0 million in cash and 1.7 million shares of Chordiant common stock, which was valued at $3.00 per share at the transaction date. We sold all of our Chordiant common stock in July 2001 for a price of approximately $2.73 per share and recognized a loss of approximately $0.4 million in the third quarter of 2001. We recognized a pretax gain on the transaction of approximately $4.6 million ($2.3 million net of tax) comprised of proceeds other than amounts in escrow and less transaction expenses. A portion of the total proceeds remained in escrow for one year pursuant to the asset sale agreement with

Chordiant and $0.6 million of this amount was received by us in May 2002. The escrow funds were not included on the balance sheet or in the computation of gain on sale; hence, the receipt of funds in May 2002 was recognized as other income in 2002.

Results of Operations — Pro Forma Combined Company

The results of operations of Old Captiva are included in the year ended December 31, 2002 only after August 1, 2002, in accordance with GAAP. Accordingly, the following pro forma presentation is included to assist in making comparisons of our results on a combined company basis. This pro forma presentation is prepared in a manner consistent with the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.”

The pro forma financial information presented below includes the results of operations from the Old Captiva business from January 1, 2001. In addition, the pro forma financial information below includes the amortization of purchased intangible assets from the beginning of each of the periods presented and the $2.1 million in Merger costs in the year ended December 31, 2002 but excludes a write-off of in-process research and development of $0.9 million in the year ended December 31, 2002. The following table sets forth certain pro forma income (loss) data for the periods indicated. Certain prior year items have been reclassified to conform with the current year’s presentation. These reclassifications had no impact on net revenues, income (loss) from operations or net income (loss) as previously reported.

	Year Ended December 31,
	2001	2002	2003
	(Pro Forma Combined)	(Pro Forma Combined)	(Actual)
	(in thousands)
Net revenues:
Software	$25,455	$25,710	$27,006
Services	20,841	20,918	22,724
Hardware and other	—	1,955	7,415

Total revenues	46,296	48,583	57,145
Cost of revenues:
Software	1,714	1,677	2,631
Services	10,903	10,062	9,936
Hardware and other	—	1,506	5,969
Amortization of purchased intangibles	2,175	2,076	2,095

Total cost of revenues	14,792	15,321	20,631

Gross profit	31,504	33,262	36,514

Operating expenses:
Research and development	7,828	7,749	8,979
Sales and marketing	20,691	18,863	17,816
General and administrative	6,704	6,140	6,102
Merger costs	—	2,148	(58)

Income (loss) from operations	(3,719)	(1,638)	3,675
Other income (expense), net	4,851	(113)	74

Income (loss) before income taxes	1,132	(1,751)	3,749
Provision (benefit) for income taxes	2,074	(345)	1,162

Pro forma net income (loss)	$(942)	$(1,406)	$2,587

The following table sets forth, as a percentage of total revenues, certain pro forma statement of operations data for the periods indicated.

	Year Ended December 31,
	2001	2002	2003
	(Pro Forma Combined)	(Pro Forma Combined)	(Actual)
Net revenues:
Software	55%	53%	47%
Services	45	43	40
Hardware and other	—	4	13

Total revenues	100	100	100
Cost of revenues:
Software	4	3	5
Services	24	21	17
Hardware and other	—	3	10
Amortization of purchased intangibles	5	4	4

Total cost of revenues	33	31	36

Gross profit	67	69	64

Operating expenses:
Research and development	17	16	16
Sales and marketing	45	39	31
General and administrative	14	13	11
Merger costs	—	4	—

Income (loss) from operations	(9)	(3)	6
Other income (expense), net	11	(1)	1

Income (loss) before income taxes	2	(4)	7
Provision (benefit) for income taxes	4	(1)	2

Pro forma net income (loss)	(2)%	(3)%	5%

Years Ended December 31, 2002 and 2003

Revenues

Total revenues increased 18% in 2003 to $57.1 million from $48.6 million in 2002.

Our software revenues increased 5% in 2003 to $27.0 million from $25.7 million in 2002. As a percentage of total revenues, software revenues accounted for 47% in 2003 and 53% in 2002. The decrease in software revenues as a percentage of total revenues was primarily attributable to the increase in hardware and other revenues as a percentage of total revenues in 2003 as a result of an increase in sales of digital scanners. In absolute terms and as a percentage of total revenues, we expect software revenues to increase from 2003 to 2004.

Our service revenues increased 9% in 2003 to $22.7 million from $20.9 million in 2002. As a percentage of total revenues, services accounted for 40% in 2003 and 43% in 2002. The increase in service revenues in absolute terms reflects a growing installed base of customers, most of which purchase ongoing software maintenance support. The decrease in service revenues as a percentage of total revenues was primarily attributable to the increase in hardware and other revenues as a percentage of total revenues in 2003 as a result of an increase in sales of digital scanners. We expect service revenues to increase in absolute terms in the future as we continue to grow our installed base of customers and maintain our maintenance renewal rates.

Our hardware and other revenues increased 279% in 2003 to $7.4 million from $2.0 million in 2002. As a percentage of total revenues, hardware and other revenues accounted for 13% in 2003 and 4% in 2002. The increases in hardware and other revenues in absolute terms and as a percentage of total revenues reflect an increase in sales of digital scanners, which Old Captiva introduced in the first quarter of 2002. In absolute terms, we expect hardware and other revenues to remain relatively constant from 2003 to 2004.

Gross Profit

Gross profit increased 13% in 2003 to $36.5 million from $32.3 million in 2002. Gross profit as a percentage of total revenues decreased to 64% in 2003 from 69% in 2002. The decrease in gross profit as a percentage of total revenues was due primarily to the change in revenue mix due to the increase in hardware and other revenues, which have lower gross margins relative to software and service revenues.

Research and Development

Research and development expenses increased 16% in 2003 to $9.0 million from $7.7 million in 2002. As a percentage of total revenues, research and development expenses were 16% in both 2003 and 2002. The increase in research and development expenses in absolute terms was attributable to increases in headcount and related labor costs needed to meet product development requirements. The consistency in research and development expenses as a percentage of total revenues was due to the increase in absolute terms being offset by the increase in total revenues in 2003. We expect research and development expenses to increase in absolute terms in 2004 due to an expansion of our research and development staff.

Sales and Marketing

Sales and marketing expenses decreased 6% in 2003 to $17.8 million from $18.9 million in 2002. As a percentage of total revenues, sales and marketing expenses were 31% in 2003 and 39% in 2002. The decrease in sales and marketing expenses in absolute terms and as a percentage of total revenues was primarily attributable to the cost efficiencies that have been realized post-Merger through combining the sales and marketing operations of Old Captiva and ActionPoint. The decrease in sales and marketing expenses as a percentage of total revenues was also due to the increase in total revenues in 2003. We expect sales expenses to increase in absolute terms in 2004 due to an expansion of our sales force and revenue growth.

General and Administrative

General and administrative expenses remained constant at $6.1 million in 2003 and 2002. As a percentage of total revenues, general and administrative expenses decreased to 11% in 2003 from 13% in 2002, as a result of the increase in total revenues in 2003.

Merger Costs

We recorded Merger costs of $2.1 million during 2002, including estimated excess lease costs of $0.8 million. Estimated excess lease costs were based on the expected differences between our lease payments and the sublease receipts that could be realized on a potential sublease. In 2003, we recorded sublease receipts in excess of estimated receipts of $58,000.

Details of the Merger costs are as follows (in thousands):

	Cash/ Non-cash	Estimated Cost	Completed Activity 2002	Completed Activity 2003	Adjustments 2003	Accrual Balance at December 31, 2003
Impairment of assets	Non-cash	$471	$(471)	$—	$—	$—
Excess lease costs	Cash	798	(139)	(487)	(58)	114
Reduction in workforce	Cash	879	(660)	(219)	—	—

		$2,148	$(1,270)	$(706)	$(58)	$114

Other Income, Net

Approximately $0.6 million of amounts held in escrow in conjunction with the May 2001 sale of the Dialog Server business to Chordiant Software, Inc. were received and recognized as other income in 2002.

Provision for Income Taxes

In 2003, we recorded a tax provision of $1.2 million, comprised of a provision for federal and state taxes of approximately $1.5 million, a provision for foreign taxes of approximately $0.4 million, research and development credits of approximately $(0.3) million, and a release of a valuation allowance of $(0.4) million, the net of which represented an effective tax rate of 31%. We released the valuation allowance of $(0.4) million based upon management’s determination that it is more likely than not that our net deferred tax assets will be realized. A tax benefit of $0.3 million was recorded for 2002, which represented an effective tax rate of 20%. As a result of the Merger in 2002, we recorded substantial non-deductible amortization charges and a non-deductible in-process research and development write-off.

Years Ended December 31, 2001 and 2002

Revenues

Total revenues increased 5% in 2002 to $48.6 million from $46.3 million in 2001.

Our software revenues were relatively constant, increasing only 1% in 2002 to $25.7 million from $25.5 million in 2001. As a percentage of total revenues, software revenues accounted for 53% in 2002 and 55% in 2001. The decrease in software revenues as a percentage of total revenues reflects an increase in total revenues in 2002.

Our service revenues were constant at $20.9 million in 2002 and $20.8 million in 2001. As a percentage of total revenues, services accounted for 43% in 2002 and 45% in 2001. The decrease in service revenues as a percentage of total revenues reflects an increase in total revenues in 2002.

Our hardware and other revenues in 2002 were $2.0 million. There were no hardware and other revenues in 2001.

Gross Profit

Gross profit increased 6% in 2002 to $33.3 million from $31.5 million in 2001. Gross profit as a percentage of total revenues increased to 69% in 2002 from 67% in 2001. The increase in gross profit for 2002 is due primarily to the increase in revenues and reflects decreases in combined headcount for 2002, which is partially offset by the increase in hardware and other revenues, which have lower margins.

Research and Development

Research and development expenses were $7.7 million in 2002 and $7.8 million in 2001. As a percentage of total revenues, research and development expenses were 16% in 2002 and 17% in 2001. The decrease in research and development expenses as a percentage of total revenues reflects the increase in total revenues.

Sales and Marketing

Sales and marketing expenses decreased 9% in 2002 to $18.9 million from $20.7 million in 2001. As a percentage of total revenues, sales and marketing expenses decreased to 39% in 2002 from 45% in 2001. The higher cost in 2001 was primarily attributable to marketing expenses incurred in early 2001 for the launch of our Dialog Server product, which was sold in May 2001.

General and Administrative

General and administrative expenses decreased 8% in 2002 to $6.1 million from $6.7 million in 2001. As a percentage of total revenues, general and administrative expenses decreased to 13% in 2002 from 14% in 2001. Both decreases were attributable to professional fees and expenses incurred in 2001 in conjunction with various strategic initiatives.

Merger Costs

Details of the Merger costs are as follows (in thousands):

	Cash/ Non-cash	Estimated Cost	Completed Activity	Accrual Balance at December 31, 2002
Impairment of assets	Non-cash	$471	$(471)	$—
Excess lease costs	Cash	798	(139)	659
Reduction in workforce	Cash	879	(660)	219

		$2,148	$(1,270)	$878

In 2002, as the result of a review of the combined operation, we adopted a plan that included a reduction of our workforce and office space made redundant by the Merger. Implementation of this plan was largely completed during 2003. As a result of the adoption of this plan, we recorded charges of $2.1 million in 2002. These charges primarily related to the consolidation of our continuing operations resulting in the impairment of an asset, excess lease costs and a reduction in workforce, resulting in costs incurred for employee severance.

Employee reductions occurred primarily in marketing and administrative areas. As a result of this plan, we reduced our workforce by approximately 20 employees. Substantially all workforce reductions occurred during 2002. During 2002, charges related to the reduction of workforce totaling $0.9 million were recorded and activities costing $0.7 million were completed.

As a part of this plan, the carrying value of a prepaid royalty fee was written off. The technology associated with this royalty fee was utilized in certain of our products and because of technology acquired in the Merger it was no longer going to be utilized. In the third quarter, we recorded a loss from impairment of an asset of $0.5 million, which was classified as a Merger cost.

Also as part of this plan, we elected to consolidate our operations and attempt to sublease certain of our facilities which housed portions of our operations, marketing, sales and administrative activities. During 2002, we recorded estimated excess lease costs of $0.8 million which were recorded as Merger costs. Estimated excess lease costs were based on assumptions of differences between our lease payments and the sublease receipts that could be realized on a potential sublease and assumed carrying terms. In January 2003, we entered into an agreement to sublease the excess facility space. The sublease commenced in February 2003 and expires in February 2004. Future expected receipts under the sublease are $0.2 million and $40,000 in 2003 and 2004, respectively. These expected receipts are in excess of the estimated receipts used to estimate the Merger costs recorded during 2002, however, due to the uncertainty of collectibility of these amounts, the estimated Merger costs will be reduced as the sublease receipts are collected or reasonably expected to be collected.

Provision for Income Taxes

A tax benefit of $0.3 million was recorded for 2002, which represented an effective tax rate of 20%. As a result of the Merger, we recorded a substantial amount of non-deductible amortization charges and a non-deductible in-process research and development write-off. In addition, as a result of the Merger, our ability to utilize our historical net operating losses and tax credits as well as the historical net operating losses and tax credits of the Old Captiva business may have become limited. At December 31, 2002, it was more likely than not that a substantial portion of those deferred tax assets would not be realized. The income tax provision of $4.0 million recorded during the year ended December 31, 2001 is comprised of the following: tax on the gain from the sale of our Dialog Server product of $1.7 million, the change in valuation allowance of approximately $3.1 million to reduce net deferred tax assets based on management’s assessment of the uncertainty of the realizability of such assets, and a provision for foreign taxes of approximately $0.2 million offset by the utilization of net operating losses of $1.0 million.

Sale of the Dialog Server Product

We sold our Dialog Server product to Chordiant Software, Inc. on May 17, 2001 for approximately $7.1 million consisting of $2.0 million in cash and 1.7 million shares of Chordiant common stock, which was valued at $3.00 per share at the transaction date. We sold all of our Chordiant common stock in July 2001 for a price of approximately $2.73 per share and recognized a loss of approximately $0.4 million in the third quarter of 2001. We recognized a pretax gain on the transaction of approximately $4.6 million ($2.3 million net of tax) comprised of proceeds other than amounts in escrow and less transaction expenses. A portion of the total proceeds remained in escrow for one year pursuant to the asset sale agreement with Chordiant and $0.6 million of this amount was received by us in May 2002. The escrow funds were not included on the balance sheet or in the computation of gain on sale; hence, the receipt of funds in May 2002 was recognized as other income in 2002.

Liquidity and Capital Resources

At December 31, 2003, we had cash and cash equivalents of $16.0 million, compared to $7.5 million at December 31, 2002. On February 1, 2004, we completed the acquisition of all of the issued and outstanding capital of Context for approximately $5.2 million in cash derived from our existing cash and cash equivalents.

Net cash provided by operating activities was $5.9 million in 2003 compared to net cash used in operating activities of $0.1 million in 2002. The net cash provided by operating activities in 2003 was primarily attributable to net income of $2.6 million, depreciation and amortization of $2.7 million and a decrease in accounts receivable of $1.0 million. In addition, the tax benefit of $3.6 million we received from stock option exercises had a positive effect on our net cash used in operating activities and could continue to have a positive effect if stock options continue to be exercised. The net cash used in operating activities in 2002 was largely due to the payment of Merger costs and increased accounts receivable, offset by an increase in deferred revenue.

Net cash used in investing activities in 2003 was $0.5 million and $0.9 million in 2002. Net cash used in investing activities in 2003 was exclusively for additions to property and equipment and is consistent with our expected rate of capital expenditures in the short-term. Net cash used in investing activities in 2002 included direct costs of the Merger of $1.6 million and purchases of property and equipment of $0.4 million, partially offset by proceeds from the Dialog Server escrow account of $0.6 million and cash received in the Merger of $0.6 million.

Net cash provided by financing activities in 2003 was $2.9 million and $47,000 in 2002. Net cash provided by financing activities in 2003 consisted of $4.7 million of proceeds from the exercise of common stock options and $0.3 million of proceeds from the sale of common stock under our employee stock purchase plan, offset by discretionary principal repayments totaling $2.1 million against our line of credit. Net cash provided by financing activities in 2002 consisted of $124,000 of proceeds from the sale of common stock under our employee stock purchase plan, offset by $77,000 of issuance costs for common stock issued in the Merger. In the future, we expect to generate further net cash from financing activities from the sale of common stock under our employee stock purchase plan and the exercise of stock options.

In connection with the Merger, we assumed a line of credit with a bank. On the effective date of the Merger, July 31, 2002, and on December 31, 2002, the outstanding principal balance was $2.1 million. On December 31, 2003, there was no outstanding principal balance. Borrowings under the line of credit are limited to the lesser of $3.0 million or 80% of eligible accounts receivable. Any outstanding balances under the line of credit would bear interest at the bank’s prime rate plus 0.5%. The line of credit is secured by all of our assets. In August 2003, we extended the term of our line of credit, which is now scheduled to expire in August 2004. The line of credit restricts us from paying dividends on our common stock. The line of credit also includes various financial covenants related to our operating results. As of December 31, 2003, we were in compliance with all loan covenants. We expect to renew the line of credit prior to its expiration, however, there is no assurance that we will be able to do so on comparable terms or at all.

Our principal sources of liquidity are cash and cash equivalents, as well as expected cash flows from operations and the line of credit. We may also continue to receive and use proceeds from the sale of common stock under our employee stock purchase plan and the exercise of stock options. We believe that our cash, cash equivalents and cash flows from operations will be sufficient to meet our liquidity and capital requirements for at least the next 12 months. We may, however, seek additional equity or debt financing to fund further expansion. There can be no assurance that additional financing will be available on terms favorable to us or at all.

We had purchase orders outstanding at December 31, 2003 related to purchases of digital scanners for resale. We have also entered into various operating leases for our facilities and sales offices, which expire at various dates through February 2010. We have entered into capital leases for certain of our property and equipment, which expire in 2004. Future purchase order obligations and future minimum lease commitments at December 31, 2003 due under these non-cancelable operating and capital leases were as follows (in thousands):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$8,257	$1,857	$3,040	$2,644	$716
Capital lease obligations	62	62	—	—	—
Purchase order obligations	417	417	—	—	—

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. We maintain an investment policy that is intended to ensure the safety and preservation of our invested funds by limiting default risk, market risk and reinvestment risk. We do not currently use, nor have we historically used, derivative financial instruments to manage or reduce market risk. We mitigate default risk for our investments by investing in high credit quality securities such as debt instruments of the United States government and its agencies and high quality corporate issuers, as well as money market funds. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity and maintains a prudent amount of diversification. As of December 31, 2003, we had approximately $16.0 million in cash and cash equivalents. On February 1, 2004, we completed the acquisition of all of the issued and outstanding capital of Context for approximately $5.2 million in cash derived from our existing cash and cash equivalents.

We have significant international operations and, as a result, are subject to various risks, including foreign currency risks. We have not entered into foreign currency contracts for purposes of hedging or speculation. To date, we have not realized any significant gain or loss from transactions denominated in foreign currencies. For the year ended December 31, 2003, approximately 21% of our sales and approximately 15% of our operating expenses were denominated in currencies other than our functional currency, the United States dollar. These foreign currencies are primarily British pounds, Euros and Australian dollars. Additionally, substantially all of the receivables and payables of our international subsidiaries are denominated in their respective local currencies.

BUSINESS

Overview

We are a leading provider of input management solutions designed to manage business-critical information from paper, faxed and electronic forms, documents and transactions into the enterprise. Our solutions automate the processing of billions of forms, documents and transactions annually, converting their content into information that is usable in database, document, content and other information management systems. We believe that our products and services enable organizations to reduce operating costs, obtain higher information accuracy rates and speed processing times.

Our products offer organizations a cost-effective, accurate and automated alternative to both manual data entry and EDI. These traditional approaches are typically labor intensive, time consuming and costly methods of managing the input of information into the enterprise. Organizations can utilize our products to capture information digitally, extract the meaningful content or data, and apply business rules that ensure the data’s accuracy. Our solutions serve thousands of users in insurance, financial services, banking, government, BPO, technology and other markets. Enterprises that have purchased our products and services include GEICO, American Express, Citicorp, the U.S. Patent and Trademark Office, EDS, IBM and Home Depot.

Industry Background

The Input Management Problem

Enormous quantities of printed and electronic information flow into businesses, government agencies and other organizations on a daily basis. Most of this information comes from customers, suppliers, employees and other third parties conducting transactions or corresponding with the organization through the use of paper and electronic forms and documents such as letters, resumes, new account enrollments, credit applications, tax returns, invoices, legal briefs and regulatory filings.

Pertinent information from these forms and documents must be extracted, perfected, formatted and exported to an organization’s information management systems as cost-effectively, accurately and quickly as possible. Processing delays, incorrect or invalid data and inefficient methods can adversely impact an organization’s revenues, operating expenses and interactions with customers, suppliers and employees. Strategy Partners and Harvey Spencer Associates, consultancy firms specializing in ECM, have forecast that the worldwide market for input capture software will exceed $890 million in 2004.

Current Approaches are Inadequate

Traditional methods for capturing data from paper forms and documents rely principally upon manual data entry. According to Harvey Spencer Associates, organizations in the industrialized world spend $15 billion a year capturing data from forms alone. Organizations generally perform this work internally or outsource it to BPO firms, but both approaches have inherent problems. Organizations performing this work internally usually distribute it on a departmental basis, where highly paid knowledge workers manually key data directly into information management systems with minimal data validation and low productivity rates. The accuracy of the information and processing times usually suffer, and costs incurred from both erroneous data and poorly utilized human resources are high.

Gartner Group, an independent information technology research firm, estimates that the amount of time wasted on document management tasks is significant and increasing. In 1997, Gartner estimated that knowledge workers spent about eight hours per week or 20% of their time on document management tasks. In 2001, Gartner increased this estimate to between 8 and 12 hours per week or 20% and 30% of their time and projected that the range would increase to between 30% and 40% by 2003. Additional data gathered by Gartner indicated that:

•	the average document is copied, either physically or electronically, nine to 11 times at a cost of about $18;

•	the cost to file each document is about $20; and

•	the cost to find a misfiled document is about $120.

BPO firms that specialize in performing this type of work typically achieve higher productivity rates at a lower cost. However, unpredictable data accuracy and turnaround times as well as an overall loss of control impede use of these firms, particularly for confidential or time-sensitive forms and documents and for government agencies sensitive to the increased outsourcing of jobs to offshore firms.

Alternative approaches to capturing data manually include EDI, electronic forms and documents and, more recently, Internet applications. Each of these approaches also has inherent problems and limitations. EDI is difficult to implement and has been adopted in only a few vertical markets, such as medical claims processing. According to recent data, approximately 60% of all medical claims are submitted on paper forms. We believe the growth in use of electronic forms and documents and Internet-based transactions is limited by user concerns about the security of transactions, the absence of a standard data exchange format and the limited acceptance of legally binding, digital signatures.

These alternative input management methods frequently have minimal data validation capabilities, are incapable of capturing data from paper forms and documents, and require substantial custom application development and maintenance. Gartner Group estimated in the late 1990s that, for every dollar spent on Internet applications, organizations should expect to spend between $5 and $20 on services, principally for the integration of Internet applications with existing information management systems.

As the volume of forms and documents continues to grow, many organizations processing paper and electronic forms and documents are seeking a more comprehensive solution to address their input management problems. We believe there is a significant opportunity to help organizations automate their input management processes, reduce operating costs, obtain higher information accuracy rates and speed processing times.

Our Solutions

Our products and services, which we refer to together as our “solutions,” allow our customers to realize the following benefits:

An Input Management Process That is Cost-effective, Accurate and Timely

By automating previously manual processes, our solutions enable our customers to capture information from multiple sources in a more cost-effective, accurate and timely manner than otherwise possible. Our customers achieve lower operating costs, higher information accuracy rates and faster processing times. These benefits can increase our customers’ revenues, reduce their expenses, accelerate their business processes and help improve their relationships with customers, suppliers and employees. We believe our solutions may provide a 12 to 18 month return on investment through reduced manual data entry costs alone, and also improve the quality and timeliness of information, which further increases the return on investment.

Rapid Implementation Timeframes

Our products utilize graphically oriented, easy to use, development modules that enable rapid application development, testing and deployment. We also offer professional services to assist customers with these tasks or to perform them entirely on their behalf. Our solutions allow our customers to reduce implementation costs and shorten implementation timeframes.

A Highly Flexible, Open and Scalable System

Our products provide a modular platform using an open architecture that is scalable from a single personal computer to large, multi-user networks processing from several hundred to hundreds of thousands of forms and documents per day. This allows our customers to configure systems and supplement our solutions with third-party software and hardware in order to meet unique requirements and expand systems easily should the need arise.

Ease in Extracting and Exporting Information

Our solutions are able to extract and improve the accuracy of information from paper, faxed and scanned forms and documents, electronic forms and electronic data in an EDI or an XML format. Our solutions also provide the ability to export information in multiple formats, including XML, to almost any information management system, including those from Documentum, FileNet, IBM, Open Text and SAP. These capabilities allow our customers to deploy and benefit from a single, fully integrated input management platform as opposed, for example, to separate systems for document capture, forms processing and electronic data streams.

The Application of Uniform Business Rules to All Sources of Information

Our solutions are able to consistently apply a configurable set of business rules to all forms and documents entering the organization throughout the input management process, regardless of their origin or format. This allows organizations to make a one-time investment in developing, testing and deploying these rules, and it allows the forms and documents to be automatically verified and properly routed.

Growth Strategy

Our objective is to extend our position as a leading provider of input management solutions. Key elements of this strategy include:

Leverage Our Existing Customer Base

We believe significant opportunities exist to expand the use of our solutions in our existing customer base. Our customers generally start by deploying our solutions on a departmental basis or for limited form or document types. Satisfaction with these initial deployments can lead to a broader or enterprise-wide adoption of our solutions.

Broaden Our Sales Channels and Expand Our Markets

In 2003, we derived 36% of our revenues from resellers, system integrators and distributors. We recently entered into our first two distribution agreements, and we believe there are significant opportunities to increase sales of our solutions through this channel, as well as through resellers and system integrators. We also believe there are significant opportunities both to add new cooperative marketing partners and to leverage our existing cooperative marketing partners, which typically develop and market complementary products but do not actually resell our products.

We have historically focused our sales and marketing efforts on large organizations, which typically require the ability to process large volumes of forms and documents through scalable input management solutions. Our solutions are, however, flexible enough to serve the full spectrum of market needs, and we intend to expand into lower volume segments by repackaging and repricing our solutions for these segments. In 2003, we released InputAccel Express to specifically address the lower volume market. We have entered into distribution agreements for this product with two leading imaging products distributors in Western Europe and Southeast Asia.

Expand International Presence

We derived 30%, 25% and 21% of our revenues from outside the United States in 2001, 2002 and 2003, respectively. We believe there are significant opportunities to increase sales of our solutions in international markets. We believe the size and presence of our subsidiaries in the United Kingdom, Germany and Australia will improve our competitiveness in those countries. In 2003, we initiated efforts to add resellers and system integrators in most Spanish and Portuguese speaking countries. In 2004, we initiated similar efforts in the Pacific Rim. We expect to expand our presence in additional international markets and to continue to address local language requirements by localizing our products.

Broaden Product Offerings

We intend to continue to develop and introduce new solutions that utilize our proven technologies and allow us to enter new markets. For example, we released ClaimPack in 2001, we introduced InputAccel Express in 2003 and we released Digital Mailroom in 2004. All of these products built upon our pre-existing technology and allowed us to enter new markets.

According to IDC, an independent information technology research firm, end-users in mid-2002 were willing to pay a single vendor source 10% to 15% more for a complete solution that includes software, hardware and integration services than they would if they obtained these components separately from multiple vendors. We believe that we can extend our position and increase our average selling price by offering a variety of software, services and hardware, including digital scanners and other third-party products, as part of the solutions we provide.

Pursue Strategic Acquisitions

We believe acquisitions of complementary technologies may allow us to expand our product offerings, augment our distribution channels, expand our market opportunities or broaden our customer base. We have acquired technology in the past to achieve these objectives and may in the future evaluate and pursue similar opportunities.

Our Products and Services

Our products and services enable enterprises to manage business-critical information from paper, faxed and electronic forms, documents and transactions. Our solutions automate the processing of billions of forms, documents and transactions annually, converting their contents into information that is usable in database, document, content and other information management systems.

Software

Our customers usually need to capture large amounts of information within short timeframes in order to meet inflexible deadlines on a regular basis. We have optimized our software products to provide this level of system performance and availability. Our software products are generally licensed on either a per server, per user or per concurrent user basis, with the server-based processes typically being configured to support only a specified form or document throughput rate. In 2001, 2002 and 2003, software revenues were approximately 68%, 57% and 47% of our total revenues, respectively.

FormWare

FormWare is comprised of a set of modules that work in conjunction with one another to capture data from paper, faxed and scanned forms and documents, Internet forms and electronic data in an EDI or XML format. It is a forms processing platform optimized to extract data from structured forms containing fielded data, such as medical claims, new account enrollments, credit applications, tax returns, orders and similar forms. It includes modules for:

•	scanning paper forms and documents to create digitized images;

•	performing image quality assurance functions;

•	optimizing images for the application of recognition technologies and viewing purposes;

•	automatically identifying form and document types;

•	applying optical character recognition, intelligent character recognition, barcode, marksense and other recognition technologies to extract data;

•	manually correcting, in a highly productive manner from images, individual characters or entire fields of output by recognition technologies that are considered to be erroneous or suspicious;

•	manually keying, in a highly productive manner from images, data in order to extract data from fields that cannot be processed using recognition technologies;

•	applying “check box” or standard as well as custom business rules to validate the accuracy of data;

•	formatting and exporting data and images to most leading information management systems;

•	an integrated development environment for setting up applications and writing custom business rules using Microsoft’s Visual Basic for Applications;

•	an event and data driven workflow for routing and tracking all data and images; and

•	system administration.

ClaimPack

Built on FormWare, ClaimPack is an automated medical claims processing solution for the healthcare industry that is able to capture critical information from paper-based claim forms (including HCFA and

UB92 forms). It speeds deployment times by providing a standard packaged application while maintaining the ability to customize applications through the use of FormWare’s integrated development environment and Visual Basic for Applications.

InputAccel

InputAccel is comprised of a set of modules that work in conjunction with one another to capture content from paper, faxed and scanned forms and documents and electronic data sources. It is a document capture platform optimized to extract content from unstructured documents, such as correspondence, resumes, regulatory filings, litigation materials, drug test reports and similar documents. It includes modules for:

•	scanning paper forms and documents to create digitized images;

•	performing image quality assurance functions;

•	optimizing images for the application of recognition technologies and viewing purposes;

•	automatically identifying form and document types;

•	manually keying a limited number of index fields to be used as “meta data” for retrieval purposes;

•	applying optical character recognition and barcode recognition technologies to extract index fields or full text indexes;

•	manually correcting individual characters or entire fields output by recognition technologies that are considered to be erroneous or suspicious;

•	applying “check box” or standard as well as custom business rules to validate the accuracy of index fields;

•	formatting the index data and exporting it and images to most leading information management systems;

•	a development environment for setting up applications and writing custom business rules using Visual Basic Scripting;

•	an event and data driven workflow for routing and tracking all data and images; and

•	system administration.

FormWare and InputAccel are fully integrated with one another and can be licensed separately or together.

InputAccel Express

Based on InputAccel, InputAccel Express is a repackaged and repriced version of InputAccel designed for the mid-market segment of the input management market. Completely upgradeable to InputAccel, InputAccel Express is more of a packaged solution for departmental or lower volume users who need to transform paper forms and documents quickly and easily into more usable electronic content.

InputAccel for Invoices

Built on InputAccel, InputAccel for Invoices is a product for accounts payable departments that is designed to capture critical information from invoices. Like ClaimPack, it speeds deployment times by providing a standard packaged application, but can be customized through the use of InputAccel’s development environment and Visual Basic Scripting. InputAccel for Invoices was released in the first quarter of 2004.

Digital Mailroom

Also built on InputAccel, Digital Mailroom is a solution for the automated classification and routing of digitized images of inbound mail and electronic communications. It provides a single point of entry and centralized processing that is able to recognize and route forms and documents automatically to the appropriate department or person for processing, while providing full auditing and tracking capabilities. Digital Mailroom was released in the first quarter of 2004.

Pixel Products

Pixel software products include:

•	PixTools, a toolkit for developing highly customized imaging applications by providing the ability to easily control scanners, view images, compress and convert the format of images, and read or write files containing images;

•	ISIS scanner drivers, the “de facto” industry standard scanner drivers for over 250 digital scanner models based on the Image and Scanner Interface Specification (ISIS);

•	QuickScan Pro, an entry level scanning module with limited capabilities; and

•	QuickScan, a free scanning module with very limited capabilities currently bundled with several scanners from industry leading manufacturers.

Context Products

After our acquisition of Context on February 1, 2004, we began offering Context products to providers and payers in the health insurance market. These products include:

•	CodeLink, claims coding software that assists providers in the preparation of medical claims and helps ensure their accuracy prior to submission;

•	Claims Editor, claims editing software that allows providers to review and optimize medical claims to be submitted in an EDI format prior to submission;

•	FirstPass, claims editing software that allows payers to preview and accept or reject medical claims submitted in an EDI format; and

•	approximately 70 knowledge products, which are databases that contain clinical content and information.

Architecture

Our software products are sophisticated 32-bit applications for use on standalone personal computers and client-server platforms using Microsoft Windows software at the desktop and Microsoft Server software on file servers. Many of our software products include modules that function as servers, which means that their resources can be shared by multiple users and that additional modules can be added as required to address more complex processing or greater throughput requirements. All of our software products use Microsoft SQL Server or a highly optimized proprietary file system to maintain high throughput rates.

Most of our software products use complex queuing algorithms to ensure subsecond response times and minimize the number of system calls required to complete various tasks. All of our software products are available in English; some are available in localized German, Spanish, Portuguese and Japanese versions. We expect to provide additional localized versions in order to increase our international presence and revenues.

AdvantEDGE Services

We offer a variety of services through our AdvantEDGE services program. We believe that this allows us to better address the implementation and support needs of our customers, resellers and system integrators and achieve a greater level of customer satisfaction. This program includes a broad range of services provided by our professional and technical services staff, which consisted of 73 employees as of March 31, 2004. In 2001, 2002 and 2003, services revenues were approximately 32%, 40% and 40% of our total revenues, respectively.

Our professional services staff provides project management, functional and detailed specification preparation, application development, form redesign, system configuration, testing, installation and application specific training services to our customers. While our resellers and system integrators can and do provide these services to their customers, they frequently ask us to provide these services to their customers on a subcontract basis. We generally charge for professional services on a fixed fee basis for projects utilizing mutually agreed upon functional and detailed specifications and on a time and materials basis for other projects.

Our technical services staff provides maintenance for the resolution of technical inquiries by telephone, email and over the Internet, and a set of regularly scheduled training classes held at our offices and customer sites. We offer several levels of maintenance, with the most comprehensive covering 24 hours a day, seven days a week. We generally charge for maintenance as a percentage of the related software license fee, which varies depending upon the related level of service and other factors, and classroom training on a per attendee basis.

Hardware and Other Products

As part of our solutions, we offer digital scanners and other third-party products. In 2003, these accounted for approximately 13% of our total revenues, with substantially all of these amounts being attributable to the sale of sophisticated, production level digital scanners manufactured by Kodak and Imaging Business Machines, LLC (IBML). We had a backlog of digital scanner revenues of approximately $2.2 million and $4.3 million at December 31, 2002 and 2003, respectively.

Our Customers

As of March 31, 2004, we had licensed our software to over 2,000 customers. Our solutions are designed to address input management needs in a broad range of industries, including insurance, financial services, banking, technology, government, BPO and other markets. In 2003, no single customer accounted for more than 10% of our total revenues. The following is a partial list of our customers, which are representative of our overall customer base:

Insurance

Allianz
Blue Cross Blue Shield of North Carolina
Blue Cross Blue Shield of Oklahoma
Empire BlueCross BlueShield
First Health Group
Fortis Health
GEICO
Highmark Blue Cross Blue Shield
Medical Mutual of Ohio
Premera Blue Cross
Prudential Financial
WPS Health Insurance

Financial Services

ABN AMRO Bank American Express Discover Financial Services GMAC Financial Services National City Corporation Siemens Business Services The Vanguard Group Wachovia

Banking

Bank of America Bank of New York Company Bank One J.P. Morgan Chase & Co. Citicorp Deutsche Postbank

Government

Florida Department of Revenue
Indiana Department of Revenue
Kansas Department of Revenue

Michigan Department of Community Health
Minnesota Department of Revenue
New Jersey Division of Revenue
Pennsylvania Department of Revenue
Pennsylvania Office of the Attorney General
Texas Workforce Commission
U.S. Patent and Trademark Office
U.S. Office of Personnel Management

BPO

Cendris Diversified Information Technologies EDS SOURCECORP

Technology

Canon Cardiff Software Eastman Kodak FileNet Fujitsu Hewlett-Packard Hummingbird IBM Kofax Image Products ScanSoft

Other

Amgen Cleary, Gottlieb, Steen & Hamilton Express Scripts The Home Depot U.S.A. J.D. Power and Associates Jostens Kable News Company Merck & Co.

Customer Case Studies

Wisconsin Physicians Service (WPS)

WPS is a large Medicare health insurance carrier. When WPS first became a customer in 1999, it received in excess of 40,000 paper health insurance claims per day. At the time, these claims were distributed to a staff of data entry operators who would manually key data from the claims into a legacy system for adjudication and payment. WPS believed this process was labor intensive, slow, expensive and prone to errors and exception processing, which in turn combined to delay payments and create a burden on its customer relationship management resources. We automated this process with a solution based on Captiva’s FormWare software that allowed WPS to scan the claims to create digital images, apply optical character recognition technologies to extract data, perfect that data and then export the resulting data to the legacy system and both the data and images to a FileNet document management system. Our solution eliminated the need to manually key more than 80% of the data and allowed WPS to reduce its headcount, improve data quality to in excess of 99% and reduce claims processing times from 9 - 10 days to 1 - 2 days. WPS calculated the cost savings to be more than $2 million per year and achieved a return on investment in only 12 months.

ABN AMRO Services Company (AASC)

AASC is a subsidiary of ABN AMRO, a large financial services group, and became a customer in 2001. At that time, AASC processed approximately 75,000 mortgage application files each month and received over 600,000 paper documents per day. It outsourced the scanning of these documents to an imaging service bureau and believed that this approach was slower than necessary, expensive and prone to missing pages. We installed a solution based on Captiva’s InputAccel software that allowed AASC to scan the documents internally to create digital images, extract meta data for retrieval purposes and then export the resulting data and images to a Documentum document management system. Since installing the solution, AASC has been saving $490,000 a year in outsourcing costs alone, and it has been able to scan 32,000 more pages per day. The company believes it is now processing its mortgage application files faster and, as a result, that it has improved its level of customer service.

Kansas Department of Revenue (KDOR)

With an increasing number of incoming personal and business tax forms and a mandate to keep costs down, KDOR believed their existing system would never allow them to meet their objectives because it relied upon employees manually keying data from the forms. KDOR believed the system was too labor intensive and slow, expensive and prone to errors and exception processing, and that these factors combined to delay tax collections and refunds and create a burden on its customer relationship management resources. In 2002, we automated this process with a solution based on our software that allowed KDOR to scan the forms to create digital images, apply optical character recognition technologies to extract data, perfect that data and then export the resulting data to a legacy tax administration system and both the data and images to a FileNet document management system. Our solution allowed KDOR to experience immediate benefits and begin setting new records in the number of forms processed per day. KDOR completed the 2002 tax season ahead of schedule with seven fewer temporary employees for a savings of approximately $100,000 and five fewer permanent employees for a savings of more than $90,000.

Sales, Marketing and Business Development

We reach our customers through our direct sales force, our cooperative marketing partners and a network of resellers, system integrators and distributors, collectively “channels.” Our cooperative marketing partners typically develop and market complementary products, and we jointly sell directly to end-user customers. We have established relationships with resellers, system integrators and distributors that deliver our solutions to multiple markets. We believe our ability to work with and through these diverse and sometimes competing channels represents a significant competitive advantage. These channels currently offer our solutions in the United States, Western Europe, the Pacific Rim and Spanish and Portuguese speaking countries.

Our resellers, system integrators and distributors include American Management Systems, Crowe Chizek, Documentum (an EMC company), DST Technologies, EDS, Headway Technology Group (an Acal company), IBM Deutschland, IKON Image Systems Solutions, ImageScan, Integrated Document Technologies, Nissho Electronics, Open Text and Unisys. Our cooperative marketing partners include Eastman Kodak, FileNet, Fujitsu, Hyland Software, IBM, IBML, Information Management Resources (IMR), Interwoven and SAP.

Our marketing strategy uses a variety of programs to build awareness of input management problems, our solutions and our brand name. We use a broad mix of programs to accomplish these goals, including market research, product and strategy updates with industry analysts, public relations activities, direct mail and relationship marketing programs, seminars, trade shows, speaking engagements and Internet-based marketing. To support our selling efforts, our marketing staff also produces collateral materials such as brochures, data sheets, white papers, presentations and demonstrations.

As of March 31, 2004, our sales, marketing and business development staff consisted of 107 employees. In 2003, approximately 36% of our total revenues came from resellers, system integrators and distributors, but no single entity accounted for more than 10% of our total revenues.

We intend to aggressively expand our sales and marketing activities, increase the number of our resellers, system integrators, distributors and cooperative marketing partners and devote significant resources to accomplishing these objectives.

Research and Development

We believe our future success depends in large part on our ability to enhance our current products, develop new products, maintain technological competitiveness, implement emerging standards and satisfy an evolving range of customer requirements for existing and new input management problems. Our research and development employees are responsible for achieving these objectives, and we have devoted and intend to continue to devote substantial resources to these efforts.

We have assembled a team of skilled software development, quality assurance and documentation engineers with substantial industry experience and believe that they represent a significant competitive advantage. This team includes many individuals who have previously worked together in other organizations where they developed alternative input management products.

Our research and development expenditures were approximately $4.9 million, $5.9 million and $9.0 million in 2001, 2002 and 2003, respectively. As of March 31, 2004, our research and development staff consisted of 85 employees. All research and development expenditures are expensed as incurred.

Intellectual Property

We have invested and will continue to invest significantly in the development of proprietary technology and information, and we believe our success and ability to compete is dependent on our ability to protect this intellectual property. We rely on a combination of trademark, trade secret and copyright laws and confidentiality, non-disclosure and other contractual arrangements to protect these rights.

Our customers’ use of our software products is governed by shrink-wrap or executed license agreements. We also enter into written agreements with each of our resellers, system integrators and distributors governing the licensing of our software products. In addition, we seek to avoid disclosure of our proprietary technology and information by obtaining confidentiality and/or non-disclosure agreements from our employees and others with access to our intellectual property. We protect our software products, documentation and other written materials under trade secret and copyright laws. All of these measures afford only limited protection.

Competition

The market for our products is highly competitive, evolving and subject to rapid technological change. We believe the principal competitive factors in the input management market are:

•	solution performance, features, functionality and reliability;

•	ability to provide professional services and other components required to form a more complete solution;

•	price and performance characteristics;

•	timeliness of new software product introductions and quality of the same;

•	size of a vendor’s existing customer base;

•	access to prospective customers;

•	brand name;

•	financial stability of the vendor; and

•	adoption of emerging standards.

We believe we compare favorably with our competitors with respect to the above factors, taken together.

Our principal competitors are:

•	companies addressing segments of the input management market, including Adobe, Anydoc, Cardiff, OCE ODT, Dakota Imaging, FileNet, Kofax (a Dicom Group company), IRIS, ReadSoft, Recognition Research and Scan-Optics; and

•	in-house development efforts by our customers, prospective customers, resellers and system integrators.

Employees

As of March 31, 2004, we had 303 employees. This included 107 employees in sales, marketing and business development; 73 employees in professional and technical services; 85 employees in research and development and 38 employees in finance and administration. Our employees are not represented by a labor union or subject to a collective bargaining agreement, and we believe that our employee relations are good.

Properties

Our principal offices are located in San Diego, California and consist of approximately 25,000 square feet of office space held under a lease that expires in January 2009. We also lease approximately 24,000 square feet of office space in San Jose, California under a lease expiring in February 2010, approximately 11,000 square feet of office space in Westmont, Illinois under a lease expiring in March 2005, approximately 8,200 square feet of office space in Park City, Utah under a lease expiring in December 2005, and 4,600 square feet of office space in Waltham, Massachusetts under a lease expiring in April 2007, all of which house a portion of our professional and technical services and software development employees. We also lease office space for sales and professional and technical services employees in Guildford, United Kingdom; Freiburg, Germany; Munich, Germany; and Melbourne, Australia. We believe these offices are adequate to meet our needs for the foreseeable future.

MANAGEMENT

Our directors and executive officers, the positions held by them and their ages as of March 31, 2004, are as follows:

Name	Age	Position(s)
Reynolds C. Bish	51	President, Chief Executive Officer and Director
Rick Russo	53	Chief Financial Officer
Steven D. Burton	44	Chief Technology Officer
Howard Dratler	43	Executive Vice President of Field Operations
James T. Nicol	51	Executive Vice President of Product Development
James Vickers	44	Chief Marketing Officer and General Manager of Pixel Translations
Bradford Weller	45	General Counsel, Vice President of Legal Affairs and Secretary
Patrick Edsell	55	Director, Chairman of the Board
James Berglund	71	Director
Mel S. Lavitt	66	Director
Jeffrey Lenches	56	Director
Bruce Silver	55	Director

Reynolds C. Bish has served as President, Chief Executive Officer and a director of Captiva since the completion of the Merger in July 2002. Mr. Bish served as Old Captiva’s President and Chief Executive Officer and the chairman of its board of directors from co-founding that company in 1989 until the Merger. From 1986 to 1989, Mr. Bish served as President, Chief Executive Officer and a director of Unibase Systems, Inc. Prior to his employment with Unibase, Mr. Bish spent three years as Vice President of Finance and Chief Financial Officer at Covalent Systems Corporation, which he co-founded, six years as Vice President of Finance and Chief Financial Officer at Fafco, Inc. and three years as a Certified Public Accountant at Price Waterhouse. Mr. Bish holds a B.S. in Business Administration from Pennsylvania State University.

Rick Russo became the Chief Financial Officer of the company upon completion of the Merger. Mr. Russo was the Chief Financial Officer of Old Captiva from 2000 until the Merger. Mr. Russo was previously Vice President of Finance at Epicor Software Corporation (formerly Data Works, an ERP software company) from 1992 through 2000. From 1982 to 1991, Mr. Russo was Vice President of Finance for Media Duplication Services Ltd., a wholly-owned subsidiary of Polaroid Corporation that provides software manufacturing services, and Controller for Media Systems Technology, Inc., a manufacturer of disk duplication hardware. Mr. Russo is a Certified Public Accountant and holds a B.S. in Accounting from Syracuse University.

Steven D. Burton became the Chief Technology Officer of the company upon completion of the Merger. Mr. Burton served as the Chief Technology Officer of Old Captiva from June 2001 until the Merger. Prior to that, he was Vice President of Software Development for Old Captiva since co-founding that company in 1989. From 1983 through 1989, Mr. Burton was with Unibase Systems Inc., where he was part of the original programming staff and eventually managed the overall product development effort.

Howard Dratler joined Captiva in December 2003 as the Executive Vice President of Field Operations. From May 2002 to July 2003, Mr. Dratler served as Executive Vice President of Field Operations for Allocity, which provides storage software for Microsoft Exchange. From March 1993 to May 2002, Mr. Dratler held various positions with Veritas Software Corporation, a storage software developer, including Director of Sales, Vice President and General Manager of the HP Business Unit and Vice President and General Manager of Strategic Platform Alliances. He holds a B.S. in Computer Science from Ohio State University.

James T. Nicol joined Captiva in October 2003 as Executive Vice President of Product Development. From June 2002 to October 2003, Mr. Nicol served as Executive Vice President of Product Development at FutureTrade Technologies, a provider of software-based trading tools and services to institutional traders and hedge fund managers. From August 1996 to June 2002, Mr. Nicol held several positions with Stac, Inc. and later with Previo, Inc., the successor company to Stac. Stac provided server and PC backup and recovery solutions and Previo provided eSupport recovery solutions, leveraging patented technologies from Stac, for desktop computers, laptops and mobile computing devices. The positions he held included Vice President of Product Development and Technical Operations, member of the Office of the President, and General Manager for an Estonia development center. From 1983 to August 1996, Mr. Nicol served in a variety of senior management positions with IBM. Mr. Nicol holds a B.S. in Computer Science and a M.A. in Biological Sciences from California State University.

James Vickers became Chief Marketing Officer and General Manager of Pixel Translations upon completion of the Merger. Prior to the Merger, he served as Senior Vice President of Sales since joining the company in December 2001. Prior to that time, Mr. Vickers served as Executive Vice President of Sales and Marketing at TR Systems, a provider of software solutions for digital document communications. From February 1995 to October 2000, Mr. Vickers served in senior sales management positions for Electronics for Imaging, Inc., including Worldwide Vice President of OEM Sales. From 1983 to 1995, Mr. Vickers served in a variety of senior sales and sales management positions for Canon Inc. Mr. Vickers holds a B.S. in Business Administration from California State University at Long Beach.

Bradford Weller joined Captiva in September 2002 as Vice President of Legal Affairs and General Counsel, and has served as Secretary of the company since October 2002. From September 1999 to August 2002, Mr. Weller served as General Counsel, Vice President of Legal Affairs and Secretary of Wireless Facilities, Inc., a provider of radio frequency engineering and network deployment services to wireless telecommunications carriers and vendors. From 1992 to August 1999, Mr. Weller served as General Counsel for Mosaix, Inc., a telecommunications equipment and business application software developer that was acquired by Lucent Technologies in July 1999. He holds a B.A. in Economics from Stanford University and a J.D. from Hastings College of the Law.

James Berglund became a director of the company upon completion of the Merger, and had been a member of Old Captiva’s board of directors since October 1994. He has been a general partner of Enterprise Partners Venture Capital since 1985. From 1978 to 1980, he served as President of Continuous Curve Contact Lenses, Inc. From 1973 to 1976, he served as General Manager of the American Optical Contact Lens Division of American Optical Corporation, a wholly owned subsidiary of Warner Lambert Company, which acquired Central Laboratories, Inc., of which Mr. Berglund was President from 1971 to 1973. Mr. Berglund is a director of six companies, including publicly held Accredited House Lenders Holding Co., and the general partner of Enterprise Partners IV L.P. Mr. Berglund holds a B.S. in Economics from University of Wisconsin at Madison and a Doctorate in Optometry from Pacific University.

Patrick L. Edsell has served on the board of directors since August 2001 and as chairman of the board since February 2004. Mr. Edsell has been the President and Chief Executive Officer of NP Photonics, a privately-held fiber laser company, since February 2004. From February 2002 to February 2004, Mr. Edsell served as President and Chief Executive Officer of Gigabit Optics, a privately held supplier of components for optical networks. From 1997 to February 2002, Mr. Edsell was President and Chief Executive Officer for Spectra-Physics, a supplier of laser and optics products. Mr. Edsell holds a B.S. in Economics from the United States Air Force Academy, an M.A. in Economics from Ohio State University and an M.B.A. from the University of New Mexico.

Mel S. Lavitt became a director of the company upon completion of the Merger, and had been a member of Old Captiva’s board of directors since August 2000. Mr. Lavitt has been a Managing Director at the investment banking firm of C.E. Unterberg, Towbin (or its predecessor) since 1992 and is currently serving as Vice Chairman and Managing Director. From 1987 to 1992, he was President of Lavitt Management, Inc., a business consulting firm. From 1978 until 1987, Mr. Lavitt served as an Administrative Managing Director for the investment banking firm of L.F. Rothschild, Unterberg, Towbin, Inc. Mr. Lavitt is also a director of Jabil Circuit, Inc. and St. Bernard Software. Mr. Lavitt holds an A.B. in American Civilization from Brown University.

Jeffrey Lenches has served on the board of directors since June 2003. He has been a private investor and consultant since 1998. From 1990 to 1998, Mr. Lenches was employed by Electronics for Imaging, Inc., most recently as Executive Vice President. Mr. Lenches holds a bachelor’s degree in business administration from Ohio University and an M.B.A. from Pepperdine University.

Bruce Silver has served on the board of directors since July 1995. Since October 1994, Mr. Silver has been a principal of Bruce Silver Associates, a consulting firm in document management and business process management technology that he founded in 1994. From May 1990 to October 1994, Mr. Silver was a vice president of BIS Strategic Decisions, a market research firm. Prior to May 1990, Mr. Silver held a variety of engineering and marketing management positions at Wang Laboratories and Polaroid Corporation. Mr. Silver holds an A.B. in Physics from Princeton University and a Ph.D. in Physics from the Massachusetts Institute of Technology.

PRINCIPAL STOCKHOLDERS

The table below presents information regarding the beneficial ownership of our common stock as of March 31, 2004, and as adjusted to reflect the sales of shares of our common stock in this offering, by:

•	each person who we know beneficially owns more than 5% of our common stock;

•	each of our current directors individually;

•	our chief executive officer and each of our other four most highly compensated executive officers individually; and

•	all of our current directors and executive officers as a group.

This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 11,301,989 shares outstanding on March 31, 2004, adjusted as required by rules promulgated by the SEC. Shares ownership in each case includes shares of our common stock issuable upon exercise of outstanding options that are exercisable within 60 days after March 31, 2004.

	Outstanding Shares Beneficially Owned
Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Stockholders
Putnam, LLC(1)	765,200	6.8%	5.5%
2 Liberty Square Boston, MA 02109
Diker Management, LLC(2)	619,460	5.5	4.5
767 Fifth Avenue New York, NY 10153

Directors and Executive Officers
Reynolds C. Bish(3)	658,125	5.5	4.6
Steven D. Burton(4)	124,063	1.1	*
Mel S. Lavitt(5)	115,576	1.0	*
Blaine J. Owens(6)	90,625	*	*
Rick Russo(7)	84,676	*	*
Bruce Silver(8)	27,308	*	*
James Vickers(9)	25,000	*	*
James Berglund(10)	24,583	*	*
Patrick L. Edsell(11)	21,879	*	*
Jeffrey Lenches(12)	8,333	*	*
All executive officers and directors as a group (13 persons) (13)	1,198,168	10.0	8.1

*	Less than 1.0%.

(1)	Represents 687,500 shares beneficially owned by The Putnam Advisory Company, LLC and 77,700 shares beneficially owned by Putnam Investment Management, LLC. Putnam, LLC, which does business as Putnam Investments, wholly owns Putnam Investment Management, LLC and The Putnam Advisory Company, LLC, both of which are investment advisers registered under Section 203 of the Investment Advisers Act of 1940. Putnam, LLC is a wholly-owned subsidiary of Marsh & McLennan Companies, Inc.

(2)	Includes 570,876 shares beneficially owned by Diker Value-Tech Fund, LP. Diker GP, LLC is the sole general partner of Diker Value-Tech Fund, LP. Diker Management, LLC serves as the investment manager of Diker Value-Tech Fund, LP and certain other managed accounts. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP, LLC and Diker Management, LLC.

(3)	Represents 658,125 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(4)	Represents 124,063 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(5)	Represents 24,583 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004, 26,753 shares held by Mr. Lavitt, 39,904 shares held by Mr. Lavitt’s wife, and 24,336 shares held by Park City Investments, which is wholly owned by Mr. Lavitt.

(6)	Represents 90,625 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(7)	Includes 38,125 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(8)	Includes 25,208 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(9)	Represents 25,000 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(10)	Represents 24,583 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(11)	Includes 16,879 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(12)	Represents 8,333 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004.

(13)	Includes 1,051,524 shares purchasable under stock options that are currently exercisable or that will become exercisable within 60 days of March 31, 2004. This group includes Messrs. Bish, Burton, Lavitt, Owens, Russo, Silver, Vickers, Berglund, Edsell, Lenches, Dratler, Nicol and Weller.

UNDERWRITING

RBC Capital Markets Corporation, Needham & Company, Inc. and Craig-Hallum Capital Group LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions in the underwriting agreement among us and the underwriters, each underwriter named below has agreed to purchase from us the respective number of shares of common stock shown opposite its name below.

Underwriters	Number of Shares
RBC Capital Markets Corporation
Needham & Company, Inc.
Craig-Hallum Capital Group LLC

Total	2,500,000

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to certain conditions, including the absence of any materially adverse change in our business and the approval of legal matters by counsel. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares from us.

The representatives have advised us that the underwriters propose to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. The underwriters may allow, and those dealers may re-allow, a concession not in excess of $         per share to certain other dealers. After the completion of this offering, the public offering price, concession and re-allowance to dealers may be reduced by the representatives. No such reduction will change the amount of proceeds that we are to receive, as set forth on the cover page of this prospectus. The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares, in whole or in part.

Over-Allotment Option

The underwriters have an option to buy up to 375,000 additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table below at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table below. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those of the shares being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Underwriting Discounts and Offering Expenses

The following table summarizes the underwriting discount that will be paid by us to the underwriters for each share of our common stock in connection with this offering. The amounts shown assume both no exercise of the over-allotment option and full exercise of the over-allotment option at an assumed offering price of $14.00 per share.

	Total Offering Amount
	Per Share	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Public offering price	$14.00	$35,000,000	$40,250,000
Underwriting discount paid by us	$0.81	$2,012,500	$2,314,375

We estimate that the total expenses of the offering, including registration filing fees, listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, will be approximately $425,000, all of which is payable by us.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-up Agreements

Our directors and executive officers have agreed, subject to limited exceptions, not to offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, grant any security interest in or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any options or warrants or other securities exercisable for, convertible into or exchangeable for shares of our common stock or any similar right, whether now owned or hereinafter acquired, owned directly by them (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the SEC or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of these shares for a period of 90 days after the date of this prospectus, without, in each case, the prior written consent of RBC Capital Markets Corporation. RBC Capital Markets Corporation may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement. Although RBC Capital Markets Corporation may, in its sole discretion, release all or a portion of the shares subject to any lock-up agreement, RBC Capital Markets Corporation does not intend to do so except in cases of financial hardship, subject to market conditions. If a stockholder should request that RBC Capital Markets Corporation waive the 90-day lock-up period, RBC Capital Markets Corporation would likely take into consideration the number of shares as to which the request relates, the identity of the requesting stockholder, the relative demand for additional shares of common stock in the market, the period of time since the completion of the offering and the average trading volume and price performance of the common stock during that period. There are no existing agreements between the representatives and any of our stockholders who have executed a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

In addition, we have agreed that for a period of 90 days following the date of this prospectus, we will not, without the prior written consent of RBC Capital Markets Corporation, offer, sell, contract to sell, sell short, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of common stock or any derivatives with respect to shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or request registration of any of the foregoing under the Securities Act, other than (1) the sale of shares in this offering, (2) the grant of options to purchase shares of common stock to employees and directors pursuant to, and the issuance of shares of common stock pursuant to, employee, director or other stock and stock option plans described in or contemplated by this prospectus and (3) bona fide gifts provided the recipient of such gift agrees to the terms of this paragraph for the remainder of such 90-day period.

Underwriters’ Market Activities

The underwriters may engage in over-allotment and syndicate covering transactions, stabilizing transactions, penalty bids and passive market making for the purpose of pegging, fixing or maintaining the price of the common stock in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares over-allotted is greater than the number of shares that the underwriters may purchase in the over-allotment option. The underwriters may close out any syndicate short position by exercising their over-allotment option and/or repurchasing shares in the open market. In determining the source of shares to close out a syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Stabilizing transactions occur when the representatives make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares, so long as the stabilizing bids do not exceed a specified maximum.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These syndicate covering transactions, stabilizing transactions, penalty bids and passive market making activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, once commenced, will not be discontinued without notice.

We have engaged RBC Capital Markets Corporation to provide strategic advisory services in connection with mergers and acquisitions.

LEGAL MATTERS

Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock offered under this prospectus. Certain legal matters will be passed upon for the underwriters by Fenwick & West LLP, Mountain View, California.

EXPERTS

The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 and the financial statement schedule included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference in this prospectus in the section entitled “Incorporation of Certain Documents by Reference” below.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC’s website or at the SEC’s Public Reference Room referred to in the section entitled “Incorporation of Certain Documents by Reference”. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information were included in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of securities made by this prospectus is completed:

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on August 23, 1993, as amended by Amendment No. 1 to our registration statement on Form 8-A filed with the SEC on September 7, 1993;

•	the description of our capital stock contained in our registration statement on Form 8-A filed with the SEC on September 10, 1997;

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the SEC on March 16, 2004; and

•	our Current Report on Form 8-K filed with the SEC on February 13, 2004.

On written or oral request, we will provide at no cost, to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated by reference in this prospectus. We will not provide exhibits to any of the documents listed above, however, unless such exhibits are specifically incorporated by reference into those documents. You should direct your request to Rob Jensen, our Director of Corporate Communications, at 10145 Pacific Heights Boulevard, San Diego, California 92121; (858) 320-1000. Our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, are made available on the investor relations section of our Internet website http://www.captivasoftware.com as soon as practicable after being filed with the SEC.

You may read and copy any materials we filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You should rely only on the information that we include or incorporate by reference in this prospectus or any supplement. You should consider any statement contained in a document incorporated by reference into this prospectus to be modified or superseded to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is also incorporated by reference in this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superseded, except as so modified or superseded, to constitute a part of this prospectus. We have not authorized anyone else to provide you with different information.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of Captiva Software Corporation:

In our opinion, the consolidated financial statements listed in the index appearing on page F-1 present fairly, in all material respects, the financial position of Captiva Software Corporation and its subsidiaries (the Company) at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Diego, California

February 27, 2004

CAPTIVA SOFTWARE CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$7,453	$16,038
Accounts receivable, net	11,764	10,780
Prepaid expenses and other current assets	2,564	3,314

Total current assets	21,781	30,132
Property and equipment, net	1,014	924
Other assets	402	2,354
Goodwill	6,082	6,082
Other intangible assets, net	5,857	3,762

Total assets	$35,136	$43,254

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$699	$891
Accrued compensation and related liabilities	2,914	2,793
Other liabilities	4,439	3,166
Line of credit	2,145	—
Deferred revenue	10,371	11,264

Total current liabilities	20,568	18,114
Deferred revenue	956	519
Other liabilities	521	235
Commitments (see notes 4 and 5)
Stockholders’ equity:
Preferred stock, $0.01 par value, 2,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 25,000,000 shares authorized, 8,860,000 and 10,790,000 shares issued and outstanding at December 31, 2002 and 2003, respectively	89	108
Additional paid-in capital	15,499	24,171
Retained earnings (accumulated deficit)	(2,549)	38
Accumulated other comprehensive income	52	69

Total stockholders’ equity	13,091	24,386

Total liabilities and stockholders’ equity	$35,136	$43,254

See accompanying notes to consolidated financial statements.

CAPTIVA SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
Net revenues:
Software	$14,975	$20,346	$27,006
Services	7,060	14,087	22,724
Hardware and other	—	1,171	7,415

Total revenues	22,035	35,604	57,145
Cost of revenues:
Software	885	1,309	2,631
Services	3,483	6,311	9,936
Hardware and other	—	896	5,969
Amortization of purchased intangibles	—	972	2,095

Total cost of revenues	4,368	9,488	20,631

Gross profit	17,667	26,116	36,514

Operating expenses:
Research and development	4,923	5,924	8,979
Sales and marketing	12,045	13,729	17,816
General and administrative	3,250	4,327	6,102
Merger costs	—	2,148	(58)
Write-off of in-process research and development	—	856	—

Total operating expenses	20,218	26,984	32,839

Income (loss) from operations	(2,551)	(868)	3,675
Other income (expense):
Interest and other income, net	239	16	74
Gain on sale of Dialog Server	4,612	608	—

Income (loss) before income taxes	2,300	(244)	3,749
Provision for income taxes	4,215	288	1,162

Net income (loss)	$(1,915)	$(532)	$2,587

Basic net income (loss) per share	$(0.45)	$(0.09)	$0.27

Diluted net income (loss) per share	$(0.45)	$(0.09)	$0.23

Basic common equivalent shares	4,300	6,242	9,484

Diluted common equivalent shares	4,300	6,242	11,234

See accompanying notes to consolidated financial statements.

CAPTIVA SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND TOTAL COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Number of Shares	Amount	Number of Shares	Amount
Balance at December 31, 2000	—	$—	4,274	$43	$9,981	$(102)	$—	$9,922
Common stock issued under:
Stock option plans			1	—	6			6
Employee stock purchase plan			100	1	143			144
Comprehensive loss:
Net loss						(1,915)		(1,915)

Total comprehensive loss								(1,915)

Balance at December 31, 2001	—	—	4,375	44	10,130	(2,017)	—	8,157
Common stock issued under:
Employee stock purchase plan			92	1	123			124
Shares issued in conjunction with merger of ActionPoint, Inc. and Captiva Software Corporation			4,393	44	5,246			5,290
Comprehensive income (loss):
Equity adjustment from foreign currencies							52	52
Net loss						(532)		(532)

Total comprehensive loss								(480)

Balance at December 31, 2002	—	—	8,860	89	15,499	(2,549)	52	13,091
Common stock issued under:
Stock option plans			1,733	17	4,723			4,740
Employee stock purchase plan			191	2	308			310
Warrants			6	—	—			—
Tax benefit of stock option exercises					3,641			3,641
Comprehensive income:
Equity adjustment from foreign currencies							17	17
Net income						2,587		2,587

Total comprehensive income								2,604

Balance at December 31, 2003	—	$—	10,790	$108	$24,171	$38	$69	$24,386

See accompanying notes to consolidated financial statements.

CAPTIVA SOFTWARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(1,915)	$(532)	$2,587
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	763	1,608	2,702
Tax benefit of stock option exercises	—	—	3,641
Deferred income taxes	1,664	(721)	(2,177)
Write-off of in-process research and development	—	856	—
Net gain on sale of Dialog Server product line	(2,278)	(608)	—
Non-cash merger costs	—	471	—
Loss on disposal of property and equipment	25	—	—
Changes in operating assets and liabilities, net of effect of acquisition in 2002:
Accounts receivable, net	3,067	(3,081)	984
Prepaid expenses and other assets	695	(847)	(921)
Accounts payable	26	(2,195)	192
Deferred revenue	443	2,966	456
Accrued compensation and related liabilities	(1,073)	1,932	(121)
Other liabilities	(558)	71	(1,441)

Net cash provided by (used in) operating activities	859	(80)	5,902

Cash flows from investing activities:
Sales of marketable investments, net	4,299	—	—
Purchases of property and equipment	(112)	(422)	(517)
Investment in patents	—	(92)	—
Proceeds from sale of Dialog Server product line	887	608	—
Direct costs of merger of ActionPoint, Inc. and Captiva Software Corporation	—	(1,581)	—
Cash received in the merger of ActionPoint, Inc. and Captiva Software Corporation	—	583	—

Net cash provided by (used in) investing activities	5,074	(904)	(517)

Cash flows from financing activities:
Issuance costs for common stock issued in the merger of ActionPoint, Inc. and Captiva Software Corporation	—	(77)	—
Payments on line of credit	—	—	(2,145)
Proceeds from issuance of common stock	150	124	5,050

Net cash provided by financing activities	150	47	2,905

Effect of exchange rate changes on cash	—	65	295
Net increase (decrease) in cash and cash equivalents	6,083	(872)	8,585
Cash and cash equivalents at beginning of year	2,242	8,325	7,453

Cash and cash equivalents at end of year	$8,325	$7,453	$16,038

Supplemental information:
Common stock issued in conjunction with merger of ActionPoint, Inc. and Captiva Software Corporation	$—	$5,367	$—

Equipment acquired under capital lease obligations	$—	$122	$—

Cash paid (received) for taxes	$(410)	$—	$173

See accompanying notes to consolidated financial statements.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and its Significant Accounting Policies

The Company

Captiva Software Corporation and its subsidiaries (the Company) develop, market, and service input management software that helps automate and manage the capture of external information into an organization’s internal computing systems. The Company was incorporated in California in January 1986 and was reincorporated in Delaware in September 1993.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

In preparing the Company’s consolidated financial statements, the Company is required to translate the financial statements of its international subsidiaries from the currency in which they keep their accounting records, generally the local currency, into United States dollars, the reporting currency. This process results in exchange gains and losses which, under the relevant accounting guidance are included as a separate part of net equity under the caption equity adjustment from foreign currencies.

The functional currencies of the Company’s subsidiaries are the local currencies. Accordingly, all assets and liabilities of these subsidiaries are translated at the current exchange rate at the end of the period. Revenues and expenses are translated at the weighted average exchange rates for the period. Foreign currency transaction gains and losses are included in results of operations. Net gains and losses resulting from foreign exchange transactions were not significant during any of the periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is generated primarily from three sources: (i) software, which is primarily software license and royalty revenue, (ii) services, which includes software license maintenance fees, training and professional services revenue and (iii) hardware and other products, which were primarily sales of digital scanners in the years ended December 31, 2002 and 2003. Software license revenue is recognized upon shipment provided that persuasive evidence of an arrangement exists, fees are fixed or determinable, collection is probable and no significant undelivered obligations remain. Royalty revenue is recognized when partners ship or pre-purchase rights to ship products incorporating the Company’s software, provided collection of such revenue is determined to be probable and the Company has no further obligations. Services revenue is recognized ratably over the period of the maintenance contract or as the services are provided. Payments for maintenance fees are generally made in advance and are non-refundable. Revenue

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for hardware and other products is recognized when the following criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectibility is reasonably assured.

For arrangements with multiple elements (e.g., delivered and undelivered products, maintenance and other services), the Company allocates revenue to each element of the arrangement based on the fair value of the undelivered elements, which is specific to the Company, using the residual value method. The fair values for ongoing maintenance and support obligations are based upon separate sales of renewals to customers or upon substantive renewal rates quoted in the agreements. The fair values for services, such as training or consulting, are based upon prices of these services when sold separately to other customers. Deferred revenue is primarily comprised of undelivered maintenance services and in some cases hardware and other products delivered but not yet accepted. When software licenses are sold with professional services and such services are deemed essential to the functionality of the software, combined software and service revenue is recognized as the services are performed. When software licenses are sold with professional services and such services are not considered essential to the functionality of the software, software revenue is recognized when the above criteria are met and service revenue is recognized as the services are performed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from date of purchase of three months or less to be cash equivalents. Cash and cash equivalents consist of cash and money market funds at cost, which approximates fair value.

Concentration of Credit Risk

The Company sells its products primarily to customers located in North America and Europe. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains an allowance for potential credit losses, which have been within management’s expectations.

Fair Value of Financial Instruments

The carrying amounts of the Company’s financial instruments, which include cash, cash equivalents, accounts receivable, accounts payable, line of credit and accrued liabilities, approximate fair value due to their short maturities.

Certain Risks and Concentrations

The Company’s products are concentrated in the input management industry, which is highly competitive and rapidly changing. Significant technological changes in the industry, including changes in computing platforms, changes in customer requirements, the infringement of a proprietary patent, or the emergence of a major direct competitor could affect operating results adversely. In addition, a portion of the Company’s revenue is derived from international sales. Fluctuations of the U.S. dollar against foreign currencies or local economic conditions could adversely affect operating results and cash flows.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Office equipment, machinery and software are stated at cost less accumulated depreciation and amortization and depreciated on a straight-line basis over estimated useful lives of three to five years. Leasehold improvements are recorded at cost and depreciated on a straight-line basis over the lesser of their useful lives or the related lease term. For the years ended December 31, 2001, 2002 and 2003, depreciation expense, including amortization of property and equipment acquired under capital lease obligations, was $0.8 million, $0.6 million and $0.6 million, respectively.

Software Development Costs

Costs, primarily salaries, incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred until the technological feasibility of the product or enhancement has been established. After establishing technological feasibility, material development costs incurred through the date the product is available for general release to customers would be capitalized and amortized over the estimated product life. To date, the period between achievements of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs since its inception.

Intangible Assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested at least annually for impairment. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from less than one year to five years.

The determination of the fair value of certain acquired assets and liabilities is subjective in nature and often involves the use of significant estimates and assumptions. Determining the fair values and useful lives of intangible assets especially requires the exercise of judgment. While there are a number of different generally accepted valuation methods to estimate the value of intangible assets acquired, the Company primarily used the discounted cash flow method. This method requires significant management judgment to forecast the future operating results used in the analysis. In addition, other significant estimates are required, such as residual growth rates and discount factors. The estimates that the Company has used are consistent with the plans and estimates that the Company uses to manage its business, based on available historical information and industry averages. The judgments made in determining the estimated useful lives assigned to each class of assets acquired can also significantly affect the Company’s net operating results. Amortization of purchased intangibles is expected to be $2.1 million, $1.3 million, $0.2 million and $0.1 million for the years ending December 31, 2004, 2005, 2006 and 2007, respectively.

In addition, the value of the Company’s intangible assets, including goodwill, is subject to future impairments if the Company experiences declines in operating results or negative industry or economic trends or if the Company’s future performance is below the Company’s projections and estimates.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation of Goodwill

The Company assesses the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is reviewed at least annually.

Important factors that could trigger an impairment, include the following:

•	Significant underperformance relative to historical or projected future operating results;

•	Significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business;

•	Significant negative industry or economic trends;

•	Significant decline in the Company’s stock price for a sustained period; and

•	Decreased market capitalization relative to net book value.

When there is an indication that the carrying value of goodwill may not be recoverable based upon the existence of one or more of the above indicators, an impairment loss would be recognized if the carrying amount exceeds its fair value. The Company performed its annual impairment review in the quarter ended June 30, 2003 and determined there was no impairment.

Stock-Based Compensation

The Company has elected to utilize the intrinsic value method to account for its employee stock option plans. When the exercise price of the Company’s employee stock options equals the fair value price of the underlying stock on the date of grant, no compensation expense is recognized in the Company’s financial statements. Compensation expense for options granted to non-employees is determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 123 and Emerging Issues Task Force (EITF) No. 96-18 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Deferred charges for options granted to non-employees are periodically remeasured as the underlying options vest.

Had compensation cost for the Company’s stock-based compensation to employees been determined based on the fair value method, the amount of stock-based employee compensation cost and the Company’s pro forma results would have been as indicated below (in thousands, except per share data):

	Year Ended December 31,
	2001	2002	2003
Net income (loss) as reported	$(1,915)	$(532)	$2,587
Stock-based employee compensation cost, net of tax, utilizing the intrinsic value method	—	—	—
Stock-based employee compensation cost, net of tax, utilizing the fair value method	(822)	(1,318)	(1,058)

Pro forma net income (loss) under SFAS No. 123	$(2,737)	$(1,850)	$1,529

Pro forma basic net income (loss) per share under SFAS No. 123	$(0.64)	$(0.30)	$0.16
Pro forma diluted net income (loss) per share under SFAS No. 123	$(0.64)	$(0.30)	$0.14

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option grant issued for the years ended December 31, 2001, 2002 and 2003 was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2001	2002	2003
Risk-free interest rate	4.1%	2.5%	2.2%
Expected life	3.5 years	3.5 years	3.5 years
Expected volatility	50%	90%	100%
Expected dividend yield	0%	0%	0%

The weighted-average estimated fair value of employee stock options granted during 2001, 2002 and 2003 was $1.73, $1.12 and $6.32 per share, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the vesting period.

The fair value of each purchase right issued under the Company’s employee stock purchase plans for the years ended December 31, 2001, 2002 and 2003 was estimated on the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

	Year Ended December 31,
	2001	2002	2003
Risk-free interest rate	4.1%	2.5%	2.2%
Expected life	0.5 years	0.5 years	0.5 years
Expected volatility	50%	90%	100%
Expected dividend yield	0%	0%	0%

The weighted-average purchase price of stock purchases under the Company’s employee stock purchase plan in 2003 was $1.63.

Advertising

The Company expenses the costs of advertising as the expenses are incurred. The costs of advertising consist primarily of magazine advertisements, brochures and other direct production costs. Costs associated with trade shows are charged to expense upon completion of the trade show. Advertising expense for the years ended December 31, 2001, 2002 and 2003 was $1.1 million, $0.8 million and $0.4 million, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company has not provided for United States federal income taxes or foreign withholding taxes on undistributed earnings of its international subsidiaries because those earnings are intended to be reinvested indefinitely outside of the United States.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Computation of Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) available to common stockholders by the weighted average number of common shares outstanding for that period. Diluted net income (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental common shares issuable upon exercise of stock options and warrants.

Dilutive securities include options subject to vesting and warrants on an as-if-converted-to-common stock basis. Dilutive securities of 1.75 million shares are included in the diluted earnings per share calculation for the year ended December 31, 2003. Potentially dilutive securities totaling 1.8 million, 4.9 million and 0.7 million shares for the years ended December 31, 2001, 2002 and 2003, respectively, were excluded from basic and diluted earnings per share because of their anti-dilutive effect.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during the period from non-owner sources. To date, the Company has not had any material transactions that are required to be reported in comprehensive income (loss), except for an equity adjustment from foreign currencies and net income (loss).

Recent Accounting Pronouncements

Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” was issued in January 2003, and a revision of FIN 46 was issued in December 2003 (FIN 46R). FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46R are effective immediately for all arrangements entered into after January 31, 2003. Since January 31, 2003, the Company has not invested in any entities that it believes are variable interest entities. Had we entered into any of those arrangements prior to February 1, 2003, the Company would be required to adopt the provisions of FIN 46R at the end of the first quarter of fiscal 2004, in accordance with the FASB Staff Position 46-6, which delayed the effective date of FIN 46R for those arrangements. The Company expects the adoption of FIN 46R will have no effect on its financial statements.

Reclassifications

Certain prior year items have been reclassified to conform with the current year’s presentation. These reclassifications had no impact on total assets, net revenues, operating losses or net loss as previously reported.

2.    Merger of ActionPoint and Captiva Software

On July 31, 2002, the Company completed the merger with privately-held Captiva Software Corporation, or Old Captiva, of San Diego, California. Old Captiva was a provider of forms input management software and related services. Under the terms of the agreement, the Company exchanged all of Old Captiva’s outstanding common stock for 4.4 million shares of the Company’s common stock and replacement options to purchase 2.2 million shares of common stock, of which options to purchase

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

772,000 shares of common stock were vested, and issued warrants to purchase approximately 8,000 shares of common stock. The options to purchase 2.2 million shares of common stock have exercise prices ranging from $0.52 to $2.43 per share and a weighted-average exercise price of $1.94 per share. The warrants to purchase common stock had an exercise price of $2.43 per share.

The merger was accounted for as a purchase. The fair value of the Company’s common stock issued in the merger of $1.11 per share was determined based on the average closing price three days prior to the completion date of the merger. The fair value of the vested replacement options and the warrants to purchase common stock were estimated based on a Black-Scholes model utilizing the following assumptions: fair value of common stock of $1.11 per share, expected term of two years, expected volatility of 90%, expected dividend yield of 0% and a risk-free interest rate of 2.3%.

On the date of the merger, the purchase price was allocated as follows (in thousands):

Identified intangibles	$6,737
Goodwill	6,082
In-process research and development	856
Current assets	4,771
Non-current assets	542
Current liabilities	(11,889)
Non-current liabilities	(150)
Direct acquisition and equity issuance costs	(1,659)

Equity consideration	$5,290

In connection with the merger, the Company wrote off the purchased in-process research and development of $0.9 million, which was charged to operations for the year ended December 31, 2002. The purchased in-process research and development (IPR&D) was solely related to the next version of Old Captiva’s FormWare software. The latest release of Old Captiva’s FormWare software prior to the Merger was introduced in March 2002. Based on time spent on the next version of Old Captiva’s FormWare software system and costs incurred, this project was estimated to be approximately 44% complete as of the merger date. At the date of acquisition, the total cost to complete the project was estimated to be approximately $0.8 million, primarily consisting of salaries, and the project was completed during the second quarter of 2003, as expected. The results of operations of Old Captiva are included in the year ended December 31, 2002 only from August 1, 2002. If the merger had occurred on January 1, 2001, pro forma financial information would have been as follows (in thousands, except per share information):

	Year Ended December 31,
	2001	2002
	(unaudited)
Net revenue	$46,296	$48,583
Net loss	(942)	(1,406)
Basic and diluted net loss per share	(0.11)	(0.16)

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The pro forma financial information above includes the results of operations from the Old Captiva business from January 1, 2001. In addition, the pro forma financial information above includes the amortization of purchased intangible assets from the beginning of each of the periods presented and $2.1 million in merger costs in the year ended December 31, 2002 and excludes a write-off of in-process research and development of $0.9 million in the year ended December 31, 2002.

During the year ended December 31, 2002, as the result of a review of the combined operations, the Company adopted a plan that included a reduction of its workforce and office space made redundant by the merger. This plan was largely completed during 2003. As a result of the adoption of this plan, the Company recorded charges of $2.1 million during the year ended December 31, 2002. These charges primarily relate to the consolidation of the Company’s continuing operations resulting in the impairment of an asset, excess lease costs and employee severance costs related to a reduction in workforce.

Details of the Merger costs are as follows (in thousands):

	Cash/ Non-cash	Estimated Cost	Completed Activity 2002	Completed Activity 2003	Adjustments 2003	Accrual Balance at December 31, 2003
Impairment of assets	Non-cash	$471	$(471)	$—	$—	$—
Excess lease costs	Cash	798	(139)	(487)	(58)	114
Reduction in workforce	Cash	879	(660)	(219)	—	—

		$2,148	$(1,270)	$(706)	$(58)	$114

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Composition of Certain Balance Sheet Captions

	December 31,
	2002	2003
	(in thousands)
Accounts receivable, net:
Accounts receivable	$12,519	$11,556
Allowance for doubtful accounts	(755)	(776)

	$11,764	$10,780

Prepaid expenses and other current assets:
Purchased equipment inventory	$1,077	$1,258
Deferred taxes	839	794
Other	648	1,262

	$2,564	$3,314

Property and equipment, net:
Office equipment and machinery	$2,255	$2,738
Computer software	908	914
Leasehold improvements	533	561

	3,696	4,213
Less accumulated depreciation and amortization	(2,682)	(3,289)

	$1,014	$924

Other assets:
Deferred taxes	$—	$2,104
Other	402	250

	$402	$2,354

Accrued compensation and related liabilities:
Accrued vacation	$1,106	$1,118
Other	1,808	1,675

	$2,914	$2,793

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in thousands)
Intangible assets, net:
December 31, 2002:
Existing technology	$4,813	$(668)	$4,145
Tradename and trademarks	679	(57)	622
Core technology	551	(57)	494
Maintenance agreements	479	(67)	412
Channel partner relationships	116	(16)	100
Order backlog	99	(99)	—
Patents	92	(8)	84

	$6,829	$(972)	$5,857

December 31, 2003:
Existing technology	$4,813	$(2,273)	$2,540
Tradename and trademarks	679	(193)	486
Core technology	551	(195)	356
Maintenance agreements	479	(226)	253
Channel partner relationships	116	(55)	61
Order backlog	99	(99)	—
Patents	92	(26)	66

	$6,829	$(3,067)	$3,762

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Commitments

The Company has entered into various operating leases for its facilities and sales offices, which expire at various dates through 2010. The Company has entered into capital leases for certain of its property and equipment which expire in 2004. Future minimum lease commitments at December 31, 2003 due under these non-cancelable operating and capital leases are as follows (in thousands):

	Operating Leases	Capital Leases
Year ending December 31,
2004	$1,857	$62
2005	1,556	—
2006	1,484	—
2007	1,321	—
2008	1,323	—
Thereafter	716	—

Total minimum lease payments	$8,257	62

Less amount representing interest		(2)

Total present value of minimum payments		60
Less current portion		(60)

Non-current portion		$—

Rent expense was approximately $1.3 million, $1.8 million and $1.7 million in 2001, 2002 and 2003, respectively.

5.    Line of Credit

In connection with the merger, the Company assumed a line of credit with a bank. In August 2003, the Company extended the term of its line of credit. The line of credit will expire in August 2004. On December 31, 2003, there was no outstanding principal balance under the line of credit. Borrowings under the line of credit are limited to the lesser of $3.0 million or 80% of eligible accounts receivable. Any outstanding balances under the line of credit and the term loan would bear interest at the bank’s prime rate plus 0.5% (4.5% at December 31, 2003). The credit facility is secured by all assets of the Company. The Company is restricted from paying dividends under the terms of the line of credit. The line of credit includes various financial covenants related to the Company’s operating results. As of December 31, 2003, the Company was in compliance with all loan covenants.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Stockholders’ Equity

Preferred Stock

The Board of Directors is authorized to determine the price, rights, preferences, privileges and restrictions (including voting rights) of preferred stock without any further vote or action by the stockholders. The Board is also authorized to increase or decrease the number of shares of any series. At December 31, 2002 and 2003, there were 2,000,000 shares of $.01 par value preferred stock authorized. No preferred shares were issued and outstanding at December 31, 2002 or 2003.

Warrants

Under the terms of the merger agreement of the merger of Old Captiva and ActionPoint, the Company issued warrants to purchase approximately 8,000 shares of common stock. The warrants to purchase common stock had an exercise price of $2.43 per share. In November 2003, these warrants were converted in a net exercise, in accordance with the warrant agreements, into approximately 6,000 shares of the Company’s common stock.

Employee Stock Purchase Plans

The Board of Directors has reserved 200,000 shares of common stock for issuance under the 1993 Employee Stock Purchase Plan, 130,000 shares under the 1997 Employee Stock Purchase Plan and 500,000 shares under the 1998 Employee Stock Purchase Plan (the 1998 ESPP). During the year ended December 31, 2002, the 1998 ESPP was amended to increase the number of shares reserved for issuance during each six-month purchase period from 50,000 to 150,000 and to add a provision under which the total number of shares reserved for issuance under the 1998 ESPP was automatically restored to 150,000 on July 1, 2002, and will be restored to 300,000 on January 1 of each subsequent year. Employees who enrolled in the 1998 ESPP prior to October 2003 may elect to have the Company withhold up to 10% of their compensation for the purchase of the Company’s common stock. In October 2003, the 1998 ESPP was amended to allow employees who enroll in the 1998 ESPP subsequent to October 2003 to elect to have the Company withhold up to 15% of their compensation for the purchase of the Company’s common stock. The amounts withheld are used to purchase the Company’s common stock at a price equal to 85% of the fair market value of the stock on the day before the first day of a two-year offering period or the last day of a six-month purchase period, whichever is lower. The number of shares employees may purchase is subject to certain limitations.

Stock Option Plans

The Company has established the 1993 Stock Option/Stock Issuance Plan (the 1993 Plan), the 1999 Stock Plan (the 1999 Plan) and the 2003 New Executive Recruitment Stock Option Plan (the 2003 Plan). As amended, the 1993 Plan authorizes the issuance of up to 3,274,852 shares of common stock over the term of the plan, pursuant to the grant of incentive stock and non-qualified stock options and the direct issuance of shares to eligible employees, independent consultants and non-employee directors. The 1999 Plan authorizes the issuance of up to 700,000 shares of common stock over the term of the plan, pursuant to the grant of non-qualified stock options and the direct issuance of shares to eligible employees and independent consultants. The 2003 Plan authorizes the issuance of up to 500,000 shares of common stock over the term of the plan, pursuant to the grant of non-qualified stock options and the direct issuance of shares to eligible

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

employees. In connection with the merger with Old Captiva in July 2002, the Company issued replacement stock options under the 1994 Captiva Software Corporation Stock Option/Stock Issuance Plan and the Captiva 2002 Equity Incentive Plan and all outstanding options to purchase common stock of Old Captiva under such plans. By virtue of the merger, the Old Captiva options were proportionally adjusted with respect to exercise prices and the number of shares subject to each option based on the exchange ratio used in the merger. All other terms of the Old Captiva options, such as vesting schedules, remained unchanged. As of July 31, 2002, the replacement options were exercisable for a total of 772,000 shares of the Company’s common stock with exercise prices ranging from $0.52 to $2.43 per share. The Company will not make future grants under either of the Old Captiva plans.

Under these stock option plans, the exercise price per share is determined by the Compensation Committee of the Board of Directors. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the grant date and the exercise price of a non-qualified stock option cannot be less than 85% of such fair market value. Options generally vest over four years and have a term of ten years.

All stock option transactions are summarized as follows (in thousands, except per share data):

		Options Outstanding
	Number of Shares Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2000	229	3,030	$6.84
Plan amendment	150
Granted	(751)	751	$3.35
Canceled	1,958	(1,958)	$7.16
Exercised	—	(1)	$6.00

Balance at December 31, 2001	1,586	1,822	$5.06
Granted	(1,318)	1,318	$2.27
Issued in merger with Old Captiva	—	2,227	$1.94
Cancellation of options issued in merger with Old Captiva	—	(4)	$2.18
Canceled	421	(421)	$5.21
Expired	—	(48)	$4.88
Exercised	—	—	—

Balance at December 31, 2002	689	4,894	$2.88
New plan	500
Granted	(660)	660	$7.95
Cancellation of options issued in merger with Old Captiva	—	(16)	$2.40
Canceled	338	(338)	$4.88
Exercised	—	(1,733)	$2.74

Balance at December 31, 2003	867	3,467	$3.74

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2001, 2002 and 2003, there were options outstanding to purchase 1.0 million shares, 2.8 million shares and 2.0 million shares, respectively, vested and exercisable at weighted average exercise prices per share of $6.20, $3.14 and $2.95, respectively.

The following table summarizes all options outstanding and exercisable by price range as of December 31, 2003:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number of Shares (in thousands)	Weighted Average Remaining Contractual Life-Years	Weighted Average Exercise Price	Number of Shares (in thousands)	Weighted Average Exercise Price
$ 0.52— 0.52	367	8.6	$0.52	367	$0.52
0.86— 1.45	226	8.4	1.29	78	1.28
1.56— 2.43	1,678	8.1	2.41	1,021	2.41
2.63— 5.00	471	8.0	4.03	165	4.35
5.16— 7.88	371	5.4	6.20	332	6.28
8.00—13.11	341	9.7	11.71	8	8.47
15.75—31.00	13	2.4	18.80	12	18.65

$ 0.52—31.00	3,467	8.0	$3.74	1,983	$2.95

On August 3, 2001, the Company’s Board of Directors approved a stock option exchange program (the Exchange Program). Under the Exchange Program, employees were given the opportunity to exchange one or more new stock options previously granted to them for a promise to receive one or more new stock options to be granted at least six months and a day after the old options were cancelled provided the individual was still employed or providing service on that date. The participation deadline for this Exchange Program was August 31, 2001. In total, options to purchase 1,137,629 shares of common stock were returned to the Company and cancelled as a result of this Exchange Program. On March 2, 2002, options to purchase 1,137,629 shares of common stock were issued under the Exchange Program at a exercise prices equal to the fair market value of the underlying stock of $2.43 per share. The options granted in March have the same vesting start date as the cancelled options and were immediately exercisable as to the vested shares when granted.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Business Segments

The Company has a single reportable segment consisting of the development, marketing and servicing of input management software. Management uses one measurement of profitability and does not disaggregate its business for internal reporting. Operations outside the United States primarily consist of sales offices of the Company’s subsidiaries in the United Kingdom, Germany and Australia, which are responsible for sales to international customers. The international subsidiaries do not carry any significant tangible long-lived assets.

The following table presents revenue derived from domestic and international sales, based on location of customer, for the years ended December 31, 2001, 2002 and 2003, respectively (in thousands, except percentage data):

	Year Ended December 31,
	2001	2002	2003
United States and Canada	$15,424	$26,652	$45,163
% of total	70%	75%	79%
International (excluding Canada)	$6,611	$8,952	$11,982
% of total	30%	25%	21%

8.    Income Taxes

Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$79	$706	$1,107
State	33	87	105
Foreign	169	34	301

	281	827	1,513

Deferred:
Federal	3,386	(702)	(349)
State	548	(103)	(2)
Foreign	—	266	—

	3,934	(539)	(351)

Total:
Federal	3,465	4	758
State	581	(16)	103
Foreign	169	300	301

	$4,215	$288	$1,162

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation from the expected statutory federal income tax rate to the Company’s actual income tax rate:

	Year Ended December 31,
	2001	2002	2003
Statutory federal income tax rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	6.0	4.5	6.4
Effect of foreign operations	—	(25.1)	9.1
Research and development credits	—	22.0	(8.4)
Non-deductible expenses	—	(133.5)	1.0
Change in valuation allowance	143.2	(19.9)	(11.1)

	183.2%	(118.0)%	31.0%

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2002 and 2003 are shown below (in thousands):

	December 31,
	2002	2003
Current deferred tax assets:
Provision for doubtful accounts	$232	$226
Accrued liabilities and deferred revenue	1,720	1,370
Net operating loss carryforwards	1,360	—
Amortization of purchased intangibles	—	(802)

Total current deferred tax assets	3,312	794
Depreciation and basis differences	54	(147)
Amortization of purchased intangibles	(2,112)	(628)
Deferred revenue	—	201
Net operating loss carryforwards	—	1,836
Tax credit carryforwards	—	842
Valuation allowance	(415)	—

Net deferred tax assets	$839	$2,898

Non-current deferred tax liabilities	$118	$—

At December 31, 2003, the Company had net operating loss carryforwards available to reduce its future taxable income of approximately $4.8 million and $4.4 million for federal and state income tax purposes, respectively. The federal and state operating losses begin to expire in 2019 and 2011, respectively.

At December 31, 2003, the Company had tax credit carryforwards of $0.9 million available to reduce its future taxable income. These tax credit carryforwards begin to expire in 2008.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pursuant to Internal Revenue Service Code Sections 382 and 383, use of a portion of the Company’s net operating loss and credit carryforwards is limited because of a cumulative change in ownership of more than 50%, which occurred in conjunction with the merger.

A valuation allowance of $0.4 million, which was provided against the Company’s net deferred tax assets at December 31, 2002, was released in 2003 based on the Company’s determination that it will more likely than not have sufficient taxable income after the benefit of stock option exercises to utilize its net deferred tax assets.

9.    Sale of the Dialog Server Product Line

The Company sold its Dialog Server product line to Chordiant Software, Inc. (Chordiant) on May 17, 2001 for approximately $7.1 million, consisting of $2.0 million in cash and 1.7 million shares of Chordiant common stock, which was valued at $3.00 per share at the closing sale date. The Company sold all of the Chordiant common stock, including the shares held escrow, in July 2001 at approximately $2.73 per share, and recognized a loss of approximately $0.4 million. The Company recognized a pretax gain on the transaction of approximately $4.6 million ($2.3 million net of tax) comprised of proceeds other than amounts in escrow and less transaction expenses. During the year ended December 31, 2002, the Company received all remaining proceeds and recognized a gain of $0.6 million.

10.    Employee Benefit Plan

The Company provides a 401(k) Plan (the Plan) to its employees providing tax deferred salary deductions for eligible employees. Participants may make voluntary contributions between 1% and 20% of their compensation subject to certain annual maximums. In the years ended December 31, 2001 and 2002, the Company matched 50% of employee contributions with a maximum of $2,000 per employee. In conjunction with the merger of Old Captiva on July 31, 2002, the Company assumed the Old Captiva 401(k) plan. The Company matched 1% of employee gross salary for employees that contributed at least 5% of their compensation under this plan from July 31, 2002 through December 31, 2002. Effective January 1, 2003, the plans were merged and the Company amended the match to 33% of employee contributions up to a maximum of $1,250 per employee. The Plan provides for additional Company contributions at its discretion. Total matching contributions made by the Company were $0.2 million for each of the years ended December 31, 2001, 2002 and 2003.

11.    Guarantees

From time to time, the Company provides indemnifications of varying scope to customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s products. To date, the Company has not encountered material costs as a result of such obligations and has not accrued any liabilities related to such indemnifications in its financial statements.

CAPTIVA SOFTWARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    Subsequent Event

On February 1, 2004, the Company completed the acquisition of ADP Context, Inc., an Illinois corporation (Context). The Company acquired Context to expand the Company’s presence and application expertise in the payor side of the healthcare market and to extend the Company’s reach into the provider side of this market. The acquisition was effected in accordance with a stock purchase agreement dated as of February 1, 2004 by and among the Company, ADP Integrated Medical Solutions, a Delaware corporation (ADP), and ADP Claims Solutions Group, Inc. (CSG), pursuant to which the Company purchased all of the issued and outstanding capital stock of Context from ADP and paid to ADP approximately $5.2 million in immediately available cash. The sole source of the cash consideration the Company paid in the acquisition was the Company’s cash and cash equivalents. There were no material relationships between the Company or any of the Company’s affiliates, directors or officers, on the one hand, and ADP or CSG, on the other hand, at the time of the acquisition. The purchase price allocation for the Context acquisition has not been completed. Adjustments to the purchase price may be made once the final purchase price allocation is completed.

Schedule II

CAPTIVA SOFTWARE CORPORATION

Valuation and Qualifying Accounts

(in thousands)

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses		Deductions	Balance at End of Year
Allowance for Doubtful Accounts:
Year ended December 31, 2001 . . . . . .	$200	61		(12)	$249
Year ended December 31, 2002 . . . . . .	$249	658	*	(152)	$755
Year ended December 31, 2003 . . . . . .	$755	332		(311)	$776

*	Includes $581 related to the merger of ActionPoint, Inc. and Captiva Software Corporation.

		Additions
	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions	Balance at End of Year
Deferred Tax Asset Valuation Allowance:
Year ended December 31, 2001 . . . . . .	$3,665	3,296	—	$6,961
Year ended December 31, 2002 . . . . . .	$6,961	—	(6,546)	$415
Year ended December 31, 2003 . . . . . .	$415	—	(415)	$—

2,500,000 Shares

Common Stock

PRICE $              PER SHARE

RBC CAPITAL MARKETS

NEEDHAM & COMPANY, INC.

CRAIG-HALLUM CAPITAL GROUP LLC

PROSPECTUS

                        , 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$5,151
NASD Filing Fee; Nasdaq Listing Fee	22,065
Legal Fees and Expenses	200,000
Accounting Fees and Expenses	75,000
Printing and Related Expenses	75,000
Miscellaneous	47,784

Total	$425,000

Item 15.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides generally that a corporation shall have the power, and in some cases is required, to indemnify an agent, including an officer or director, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, against certain expenses, judgments, fines, settlements and other amounts under certain circumstances.

The Registrant’s Amended and Restated Certificate of Incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of the Registrant’s directors and officers for monetary damages. The Registrant’s Amended and Restated Bylaws require the registrant to indemnify its directors and officers to the fullest extent not prohibited by Delaware law, and permit the Registrant to indemnify its other employees or agents. A summary of the circumstances in which this indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Article VII of the Registrant’s Amended and Restated Bylaws, incorporated by reference in this registration statement.

Under the Registrant’s Amended and Restated Bylaws, the Registrant must generally advance all expenses incurred by its directors and officers in defending a civil or criminal action, suit or proceeding by reason of the fact that each such director or officer is or was a director or officer of the Registrant or served any other enterprise as a director or officer at the request of the Registrant. Each advancement shall be made only if such director or officer undertakes to repay the advancement if it is ultimately determined that such person is not entitled to be indemnified by the Registrant as authorized by relevant sections of the Delaware General Corporation Law.

These indemnification provisions may be sufficiently broad to permit indemnification of Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The Registrant has entered into individual contracts with its directors and officers regarding indemnification and advances, to the fullest extent permitted under Delaware law. The Registrant believes that these agreements and arrangements are necessary to attract and retain qualified persons as directors and officers.

Item 16.    Exhibits.

Exhibit Number	Description of Document
1.1‡	Form of Underwriting Agreement.

4.1	Amended and Restated Certificate of Incorporation of the Registrant (filed as an exhibit to the Registrant’s registration statement on Form S-1, as amended (File No. 33-66142), and incorporated herein by reference).

4.2	Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (filed as an exhibit to the Registrant’s registration statement on Form 8-A12G (File No. 000-22292) filed on September 10, 1997 and incorporated herein by reference).

4.3	Rights Agreement dated September 9, 1997 between the Registrant and Bank Boston, N.A. (filed as an exhibit to the Registrant’s registration statement on Form 8-A12G (File No. 000-22292) filed on September 10, 1997 and incorporated herein by reference).

4.4	Amendment to Rights Agreement dated October 5, 2001 by and among the Registrant, Fleet National Bank, formerly known as Bank Boston, N.A., and EquiServe Trust Company, N.A. (filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

4.5	Second Amendment to Rights Agreement dated March 4, 2002 between the Registrant and EquiServe Trust Company, N.A. (filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on March 20, 2002 and incorporated herein by reference).

4.6	Amended and Restated Bylaws of the Registrant (filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 333-72527) and incorporated herein by reference).

4.7‡	Form of common stock certificate of the Registrant.

5.1	Opinion of Cooley Godward LLP.

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on signature pages hereto).

‡	To be filed by amendment.

Item 17.    Undertakings

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for the purpose of determining any liability under the Securities Act, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on April 12, 2004.

CAPTIVA SOFTWARE CORPORATION

By:	/s/ REYNOLDS C. BISH

Name: Reynolds C. Bish Title: Chief Executive Officer, President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Reynolds C. Bish and/or Rick Russo, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 of the Securities Act) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ REYNOLDS C. BISH (Reynolds C. Bish)	Chief Executive Officer, President and Director (PRINCIPAL EXECUTIVE OFFICER)	April 12, 2004

/s/ RICK RUSSO (Rick Russo)	Chief Financial Officer (PRINCIPAL FINANCIAL OFFICER AND PRINCIPAL ACCOUNTING OFFICER)	April 12, 2004

/s/ PATRICK EDSELL (Patrick Edsell)	Chairman of the Board of Directors	April 12, 2004

/s/ JAMES BERGLUND (James Berglund)	Director	April 12, 2004

/s/ MEL S. LAVITT (Mel S. Lavitt)	Director	April 12, 2004

/s/ JEFFREY LENCHES (Jeffrey Lenches)	Director	April 12, 2004

/s/ BRUCE SILVER (Bruce Silver)	Director	April 12, 2004

INDEX TO EXHIBITS

Exhibit Number		Description of Document
1.1	‡	Form of Underwriting Agreement.

4.1		Amended and Restated Certificate of Incorporation of the Registrant (filed as an exhibit to the Registrant’s registration statement on Form S-1, as amended (File No. 33-66142), and incorporated herein by reference).

4.2		Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant (filed as an exhibit to the Registrant’s registration statement on Form 8-A12G (File No. 000-22292) filed on September 10, 1997 and incorporated herein by reference).

4.3		Rights Agreement dated September 9, 1997 between the Registrant and Bank Boston, N.A. (filed as an exhibit to the Registrant’s registration statement on Form 8-A12G (File No. 000-22292) filed on September 10, 1997 and incorporated herein by reference).

4.4		Amendment to Rights Agreement dated October 5, 2001 by and among the Registrant, Fleet National Bank, formerly known as Bank Boston, N.A., and EquiServe Trust Company, N.A. (filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference).

4.5		Second Amendment to Rights Agreement dated March 4, 2002 between the Registrant and EquiServe Trust Company, N.A. (filed as an exhibit to the Registrant’s Current Report on Form 8-K filed on March 20, 2002 and incorporated herein by reference).

4.6		Amended and Restated Bylaws of the Registrant (filed as an exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 333-72527) and incorporated herein by reference).

4.7	‡	Form of common stock certificate of the Registrant.

5.1		Opinion of Cooley Godward LLP.

23.1		Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2		Consent of Cooley Godward LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included on signature pages hereto).

‡	To be filed by amendment.